SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 9, 2008	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Price-sensitive Information

Expected Loss for the First Quarterly Results of 2008

The Company and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and that there are no false representations or misleading statements contained in, or material omissions from, this announcement.

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the relevant regulation issued by the Shanghai Stock Exchange.

1.	Estimates on the results of this quarter

(1)	Period of estimates on results: 1 January 2008 to 31 March 2008

(2)	Estimates on results: According to the preliminary estimates of the accounting department of Sinopec Shanghai Petrochemical Company Limited (the “Company”), the Company will suffer a loss for its net profit attributable to equity holders for the first quarter of 2008.

(3)	The results in such estimates are not reviewed or audited by any certified accountants.

2.	Results for the corresponding period of the previous year

Under the China Accounting Standards for Business Enterprises (2006)
Net profit attributable to shareholders of the Company (RMB’000)	1,065,214
Earnings per share (RMB)	0.148

3.	Explanation for the reason

As international crude oil prices have been soaring and hovering at high levels, the crude oil costs of the Company increased substantially. With domestic petroleum product prices under stringent State control, there has been a severe mismatch between petroleum product prices and crude oil prices, thereby resulting in a relatively substantial loss for the Company’s oil processing operation. While the Company has obtained government subsidy of RMB247,280,000 in the first quarter of 2008, according to the calculations of the Company’s accounting department, it is estimated that the Company will suffer a loss for its net profit attributable to equity holders for the first quarter of 2008. Specific information will be disclosed in detail in the 2008 first quarterly report of the Company which will be published on 28 April 2008.

Investors are advised to pay attention to the risks involved in the investment in the Company’s securities.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 7 April 2008

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong

To: Business Editor

[For Immediate Release]

Shanghai Petrochemical Announces 2007 Annual Results

Net profit Rises 84. 75% to RMB 1,683.1 million

Hong Kong, April 7, 2008 … Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical” or the “Company”) (HKEx:338; SSE: 600688; NYSE: SHI) announced today the audited operating results of the Company and its subsidiaries (the “Group”) prepared under the International Financial Reporting Standards (the “IFRS”) for the year ended December 31, 2007 (the “Year”).

According to IFRS, turnover of the Group for 2007 amounted to RMB55,328.4 million, representing an increase of 9.35% as compared to 2006. Profit before tax was RMB2,151.4 million, an increase of 123.13% year-on-year. Profit after taxation of the Company was RMB1,683.1 million, an increase of 84.75% year-on-year. Earnings per share was RMB0.23 (2006: RMB0.12). The board of directors of the Company has recommended a final dividend of RMB0.09 (inclusive of tax) (2006: RMB0.04), equivalent to RMB9.00 per American Depositary Share.

Mr. Rong Guangdao, Chairman of Shanghai Petrochemical, said, “Driven by the relatively fast growth of the domestic economy and a cyclical peak of the continuing global petrochemical industry boom in 2007, the petrochemical industry in China was able to overcome negative impacts such as rising high international crude oil prices, reversed pricing trend of domestic petroleum products and fluctuations in the petrochemical product market, thereby attaining satisfactory results with continued rapid production, economic expansion and quality improvements. In 2007, the Group fully adopted an overall cost leadership strategy, maintained a stable improvement in production and operation, and effectively enhanced the upstream-downstream business chain structure. The economic efficiency witnessed a substantial improvement over the previous year.”

In 2007, the Group’s total net sales increased by 8.69% to RMB54,254.7 million for the Year, compared to RMB49,918.1 million in 2006. The weighted average prices (exclusive of tax) of synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products increased by 4.58%, 1.45%, 13.28% and 3.13%, respectively, as compared to 2006.

As to production and operation, the Group processed 8,938,400 tons of crude oil, generally on par with the previous year. Production outputs of gasoline, diesel and jet fuel increased by 5.78% over the previous year. The output of gasoline was 645,900 tons, down 15.19% from the previous year; the output of diesel was 2,929,100 tons and the output of jet fuel was 695,700 tons, increasing by 6.82% and 30.33%, respectively, year-on-year. Due to the overhaul of certain key facilities such as those related to ethylene, the Group produced 869,400 tons of ethylene and 455,900 tons of propylene, down 9.46% and 11.94% respectively from the previous year. The Group also produced 1,019,000 tons of plastic resins and polymers, representing a decrease of 6.32% over the previous year; 532,400 tons of synthetic fibre monomers, a decrease of 3.11%; 631,900 tons of synthetic fibre polymers, an increase of 4.52%; and 307,900 tons of synthetic fibres, a decrease of 6.69%.

In 2007, the Group’s output-to-sales ratio and receivable recovery ratio were 100.07% and 100.04%, respectively. The Group’s total import/export trade revenue (excluding crude oil imports) was US$1,784 million, up 13.84% from the previous year.

Shanghai Petrochemical Announces 2007 Annual Results...p.6

Of the Group’s cost of sales, crude oil costs accounted for RMB34,456.3 million or 65.45% of the Group’s annual cost of sales. The average cost of crude oil processed was RMB3,865.85 per ton, up 2.26% over the previous year. The crude oil costs increased by RMB1,148.7 million as compared to 2006.

During the Year, the Group made significant efforts with respect to the construction of key projects. The 380,000-ton/year ethylene glycol plant, the 3,300,000-ton/year diesel hydrogenation project and the 1,200,000-ton/year delayed coking plant commenced operation on 3 March, 18 June and 12 December respectively. The project of adding flue gas desulphurization facilities to the boilers of coal-fired power plants completed the 168-hour test run in late September. The 620-ton/hour steam-boiler and 100 megawatt power generation project successfully commenced power generation on 30 December 2007. The completion and commencement of such projects laid a solid foundation for the Group’s efforts on structural enhancement, energy conservation and emission reduction. Besides, the Shanghai Secco 900,000-ton/year ethylene joint-venture project between the Company, Sinopec Corp. and BP Chemicals East China Investments Ltd. operated in a normal manner in 2007, whereby 1,003,000 tons of ethylene were produced during the Year, representing an increase of 25,000 tons over the previous year.

Looking forward, Mr. Rong Guangdao said, “In 2008, petrochemical companies will be exposed to a number of challenges: high oil prices that is becoming a long term trend; possible new changes to the business cycle of the global petrochemical industry; the State’s control over prices of domestic petroleum products that has not been lossened up; the impact of a tightening monetary policy; the accelerated RMB appreciation; the export tax rebates, the EU’s REACH legislation, and so forth. In response to the changes in the foreign and domestic macro-economic environment, the Group will aim for a full implementation of its overall cost leadership strategy and strive for the building of a harmonious enterprise. It will further optimize its resource allocation; enhance the “Three Basics” management; enhance safety and environmental protection; emphasize energy conservation and emission reduction; speed up reforms and developments; further enhance the development of team structure and develop corporate culture; with a view to continuously increasing the enterprise’s market competitiveness and improving its risk management, and striving to continue to achieve satisfactory operating results in 2008.”

Shanghai Petrochemical is one of the largest petrochemical companies in China and was one of the first Chinese companies to complete a global securities offering. Located in the Jinshan District which is at the southwest of Shanghai, it is a highly integrated petrochemical enterprise which processes crude oil into a broad range of products in synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.

***

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks such as: the risk that the PRC economy may not grow at the same rate in future periods as it has in the last several years, or at all, the risk that the PRC government’s implementation of macro-economic control measures to curb over-heating of the PRC economy may adversely affect the company; uncertainty as to global economic growth in future periods; the risk that prices of the Company’s raw materials, particularly crude oil, will continue to increase; the risk of not being able to raise the prices of the Company’s products as is appropriate thus adversely affecting the Company’s profitability; the risk that new marketing and sales strategies may not be effective; the risk that fluctuations in demand for the Company’s products may cause the Company to either over-invest or under-invest in production capacity in one or more of its four major product categories; the risk that investments in new technologies and development cycles may not produce the benefits anticipated by management; the risk that the trading price of the Company’s shares may decrease for a variety of reasons, some of which may be beyond the control of management; competition in the Company’s existing and potential markets; and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update this forward-looking information, except as required under applicable law.

– End –

Encl: Consolidated Income Statement (Audited)

For further information, please contact:

Ms. Christy Lai / Ms. Patricia Tse

Rikes Communications Limited

Tel: (852) 2520 2201

Fax: (852) 2520 2241

Shanghai Petrochemical Announces 2007 Annual Results...p.7

Sinopec Shanghai Petrochemical Company Limited

2007 Annual Results

(Prepared under International Financial Reporting Standards)

Consolidated Income Statement (Audited)

	For the years ended 31 December
	2007 RMB’000		2006 RMB’000
Turnover		55,328,384		50,599,485
Sales taxes and surcharges		(1,073,695)		(681,362)

Net sales		54,254,689		49,918,123
Other income		93,900		282,142
Cost of sales		(52,646,516)		(49,182,232)

Gross profit		1,702,073		1,018,033
Selling and administrative expenses		(504,712)		(521,990)
Other operating income		216,553		297,394
Other operating expenses
Employee reduction expenses		(208,013)		(83,603)
Others		(313,245)		(156,927)
Total other operating expenses		(521,258)		(240,530)

Profit from operations		892,656		552,907

Financial income		82,280		137,997
Financial expenses		(260,206)		(303,386)

Net financing costs		(177,926)		(165,389)

Investment income		770,725		—
Share of profits of associates and jointly controlled entities		665,897		576,682

Profit before taxation		2,151,352		964,200
Taxation		(468,216)		(53,238)

Profit after taxation		1,683,136		910,962

Attributable to:
Equity shareholders of the Company		1,634,080		844,407
Minority interests		49,056		66,555

Profit after taxation		1,683,136		910,962

Basic earnings per share	RMB	0.23	RMB	0.12

Dividends attributable to the year		648,000		288,000

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Overseas Regulatory Announcement

Resolutions of the 27th Meeting of the Fifth Session of the Board of Directors

The Company and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The notice for convening the 27th meeting of the fifth session of the board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) (the “Meeting”) was sent to all directors on 24 March 2008 by way of facsimile transmission and mail. The Meeting was held at conference room No.8 of the Company’s main building on 7 April 2008. Of the 12 directors entitled to attend the Meeting, 10 directors were in attendance. Mr. Lei Dianwu and Mr. Xiang Hanyin, directors, were absent due to business engagements and had authorized Mr. Rong Guangdao, chairman of the Company, as their irrevocable voting proxies. Members of the supervisory committee and the senior management of the Company attended the Meeting. The convening of the Meeting complied with the PRC Company Law and the articles of association of the Company. Mr. Rong Guangdao, chairman of the Company, presided over the Meeting. The Meeting considered and approved the following resolutions:

Resolution 1	The president’s work report of 2007 was approved with 12 votes in favor, 0 vote against and 0 abstained vote;

Resolution 2	The board of directors’ work report of 2007 was approved with 12 votes in favor, 0 vote against and 0 abstained vote. The resolution will be submitted to the general meeting for approval;

Resolution 3	The 2007 audited financial report and 2008 financial budget were approved with 12 votes in favor, 0 vote against and 0 abstained vote. The resolution will be submitted to the general meeting for approval;

Resolution 4

The 2007 profit appropriation plan was approved with 12 votes in favor, 0 vote against and 0 abstained vote.

The board agreed to distribute a final dividend on the basis of the net profit of the Company amounted to RMB 1,924,334,000 under China Accounting Standards for Business Enterprises (2006). After RMB 192,434,000 was made to the statutory surplus reserve (10% of profit attributable to equity shareholders of the Company), the attributable profit amounted to RMB 1,731,900,000. The board proposed to declare a final dividend of RMB 0.90 (inclusive of tax) for every 10 shares. With reference to the total number of issued shares of 7,200,000,000 for the year ended 31 December 2007, the total dividend amount will be RMB 648,000,000. The resolution will be submitted to the general meeting for approval;

Resolution 5

The resolution on the adjustments of relevant items of the balance sheet as at the beginning of 2007 was approved with 12 votes in favor, 0 vote against and 0 abstained vote;

Balance sheet items on 1 January 2007(RMB’000):

	The Group
	31 December 2006 Before adjustments RMB’000	Adjustments RMB’000	1 January 2007 After adjustments RMB’000
Total assets	27,684,200	371,303	28,055,503
Total liabilities	8,075,099	274,672	8,349,771
Total equity attributable to equity holders of the Company	19,273,088	96,631	19,369,719

Minority interest	336,013	—	336,013
Share holders’ equity	19,609,101	96,631	19,705,732

Shareholders’ equity on 1 January 2007(RMB: 000):

Group
1 January 2007 Shareholders’ equity
Amounts under PRC old GAPP	19,273,088

Available-for-sale financial assets at fair value through equity	25,822
Income tax	(17,053)
Minority interests	336,013
Capitalisation of general loan interests	138,657

Contribution by fixed assets and sales of assets to a jointly controlled entity	(50,795)

Total	432,644

Amounts under CAS(2006)	19,705,732

Resolution 6	The 2007 annual report (full report and its summary) was approved with 12 votes in favor, 0 vote against and 0 abstained vote;

Resolution 7	The re-appointments of KPMG Huazhen as the Company’s domestic auditors for 2008 and KPMG as the Company’s international auditors for 2008 were approved with 12 votes in favor, 0 vote against and 0 abstained vote. The directors were authorized to determine their remuneration. The resolution will be submitted to the general meeting for approval;

Resolution 8	The amendments to the Company’s “Remuneration System for Independent Directors” were approved with 12 votes in favor, 0 vote against and 0 abstaining vote. The resolution will be submitted to the general meeting for approval; Details of the amendments are as follows:

	Original system	To be amended as
	To thoroughly enforce “Guidelines for Establishing the Independent Directors System for Listed Companies” ( ) and to regulate the remuneration system for the independent directors of Sinopec Shanghai Petrochemical Company Limited, this system is devised at the proposal of the Remuneration and Appraisal Committee of the Board upon review by the Board of the Company.	Pursuant to the relevant requirements of China Securities Regulatory Commission’s “Guidelines for Establishing the Independent Directors System for Listed Companies ” ( ) and the Company’s “Work System for Independent Directors” and the Articles of Association, this system is devised at the proposal of the Remuneration and Appraisal Committee of the Board upon review by the Board of the Company.

1. Principles on Determining the Remuneration Rate	1. Principles on Determining the Remuneration Rate

1. Major principles on determining the remuneration rate include the market price level of the region and the sector, the size of the Company and individual performance;

2. Applying the high-end of the guiding market labor prices for similar workers announced by Shanghai Labor and Social Security Bureau

1. Major principles on determining the remuneration rate include the market price level of the region and the sector, the size of the Company and individual performance;

2. Applying the high-end of the guiding market labor prices for similar workers announced by Shanghai Labor and Social Security Bureau

2. Remuneration Rate and Distribution Method	2. Remuneration Rate and Distribution Method
The remuneration rate for independent directors is RMB80,000 per year with two payments each year. One payment will be made in each of the first half and the second half of the year.

1. The subsidy rate for independent directors is RMB150,000 per year with two payments each year. One payment will be made in each of the first half and the second half of the year;

2. The aforementioned subsidy rate is on a pre-tax basis; the personal income tax on such subsidy will be uniformly deducted from the amount and paid by the Company according to the personal income tax rate.

	3. Others	3. Others

1. Upon implementation of the system, the Board may raise opinions on adjusting the remuneration rate for independent directors in accordance with items such as appraisals and the Company’s results;

2. The system shall be implemented upon review and approval at the general meeting.

1. The travel expenses incurred by independent directors for attending Board meetings and general meetings and the necessary expenses incurred during the discharge of duties as stipulated by the Articles of Association shall be reimbursed by the Company as reported;

2. Upon implementation of the system, the Board may raise opinions on adjusting the remuneration rate for independent directors in accordance with items such as appraisals and the Company’s results;

3. The system shall be implemented upon review and approval at the general meeting.

Resolution 9	The Company’s 2007 Self-evaluation Report on Internal Control was approved with 12 votes in favor, 0 vote against and 0 abstaining vote.

Resolution 10	The Company’s “Internal Control Manual (2008 edition)” ( ( )) was approved with 12 votes in favor, 0 vote against and 0 abstaining vote.

Resolution 11	The Company’s “Work System for Annual Report of Independent Directors” ( ) was approved with 12 votes in favor, 0 vote against and 0 abstaining vote.

Resolution 12	The Company’s issue of short-term commercial papers in a maximum principal amount of RMB2 billion (or other authorized issue amounts approved by the People’s Bank of China) in one or separate issues within the territory of the PRC, pursuant to the “Administrative Rules for Short-term Commercial Papers” ( ) promulgated by China Securities Regulatory Commission and other relevant regulations, was approved with 12 votes in favor, 0 vote against and 0 abstaining vote. The resolution will be submitted to the general meeting for approval. Proceeds from the issue will be applied to supplement the Company’s working capital and satisfy the Company’s needs for crude oil procurement and capital reserve.

Resolution 13	The proposal to request the general meeting to grant a general and unconditional mandate to the Board or more than two directors of the Company to decide on the exact terms and conditions and relevant matters regarding the short-term commercial paper issue with reference to the company’s financing needs and market conditions, including but limited to determining the principal amount, interest rate, term of the actual short-term commercial paper issue and producing and signing any necessary documents within the scope stipulated by the aforementioned Resolution 12, was approved with 12 votes in favor, 0 vote against and 0 abstaining vote. The solution will be submitted to the general meeting for approval;

Resolution 14

The nominations of Mr Rong Guangdao, Mr Du Chongjun, Mr Han Zhihao, Mr Shi Wei, Mr. Li Honggen, Mr Dai
Jinbao, Mr Lei Dianwu, Mr Xiang Hanyin, Mr Chen Xinyuan, Mr Sun Chiping, Mr Jiang Zhiquan and Mr Zhou
Yunnong as candidates for the sixth session of the Board were considered and approved (with 12 votes in favor, 0 vote against, 0 abstention), among whom Mr Chen Xinyuan, Mr Sun Chiping, Mr Jiang Zhiquan and Mr Zhou
Yunnong were candidates for independent directors (see Appendix for profiles of the candidates).

The resolution will be submitted to the general meeting for approval, with the candidates for independent directors, namely Mr Chen Xinyuan, Mr Sun Chiping, Mr Jiang Zhiquan and Mr Zhou Yunnong, available for submission to the general meeting for approval subject to the review and expression of no disagreement by Shanghai Stock
Exchange;

Resolution 15

The proposed amendments to the relevant articles of the Articles of Association and its Appendix were approved with 12 votes in favor, 0 vote against and 0 abstaining vote. The proposed amendments will be submitted to the general meeting for approval and a mandate will be requested to be granted to the Board to make appropriate textual amendments and handle all relevant matters regarding the following proposed amendments in accordance with the requests of any relevant PRC authorizing authorities or the listing rules of any stock exchanges on which the Company’s securities are listed.

Details of the proposed amendments are as follows:

1. It was provided in the original Article 69 of the Articles of Association that:

The Company shall, on the premise of ensuring the lawfulness and validity of the general meeting, expand the proportion of social public shareholders participating in the general meeting, through various methods or channels including the provision of up-to-date information technology measures such as online voting platforms.

The same voting right shall only select any one of the voting methods, namely voting on-site, voting online or other voting methods. Only the first voting result is viewed as valid for any multiple votings of the same voting right.

Shareholders or their proxies who vote online or in other methods are entitled to check their own voting results through the relevant voting system.

It is proposed to add one clause as the first clause of the article and the amendment is as follows:

The location for holding a general meeting of the Company shall be Shanghai, Shenzhen or Hong Kong and the exact location shall be specified in the notice of general meeting.

The Company shall, on the premise of ensuring the lawfulness and validity of the general meeting, expand the proportion of social public shareholders participating in the general meeting, through various methods or channels including the provision of up-to-date information technology measures such as online voting platforms.

The same voting right shall only select any one of the voting methods, namely voting on-site, voting online or other voting methods. Only the first voting result is viewed as valid for any multiple voting of the same voting right.

Shareholders or their proxies who vote online or in other methods are entitled to check their own voting results through the relevant voting system.

2. It was provided in the original Article 50 of the Articles of Association that:

The Company shall, on the premise of ensuring the lawfulness and validity of the general meeting, expand the proportion of social public shareholders participating in the general meeting, through various methods or channels including the provision of up-to-date information technology measures such as online voting platforms.

It is proposed to add one clause as the first clause of the article and the amendment is as follows:

The location for holding a general meeting of the Company shall be Shanghai, Shenzhen or Hong Kong and the exact location shall be specified in the notice of the general meeting.

The Company shall, on the premise of ensuring the lawfulness and validity of the general meeting, expand the proportion of social public shareholders participating in the general meeting, through various methods or channels including the provision of up-to-date information technology measures such as online voting platforms.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 7 April 2008

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

APPENDIX:

Candidates for Directors of the Sixth Session of the Board:

Rong Guangdao, 52, is Chairman, President and Deputy Secretary of the Communist Party Committee of the Company. Mr. Rong joined the Shanghai Petrochemical Complex (the “Complex”) in 1973 and has held various positions, including Deputy Director of the No.1 Chemical Plant and Deputy Director and Director of the Ethylene Plant. In April 1994 he was appointed Vice President of the Company, and in June 1995 he was elected Director of the Company. In October 2003, Mr. Rong was appointed President of the Company. In May 2004, Mr. Rong was elected Chairman of the China Jinshan Associated Trading Corporation. In June 2004, Mr. Rong was elected as Vice Chairman of the Company. In April 2005, Mr. Rong was elected as Deputy Secretary of the Communist Party Committee. In June 2005, Mr. Rong was elected as Chairman of the Company. In November 2006, Mr. Rong was appointed Director and Vice Chairman of Shanghai Secco Petrochemical Company Limited (“Shanghai Secco”). Mr. Rong has rich experience in management of large-scale petrochemical enterprise operations. In 1985 Mr. Rong graduated from the Automated Instrument Department of the Shanghai Petrochemical College for Workers and Staff Members. In 1997 he obtained an MBA from China Europe International Business School. He is a senior engineer by professional title. Mr. Rong currently holds 3,600 shares of the Company. Save as disclosed above, Mr. Rong is not connected to the Company or the controlling shareholder and de facto controller of the Company.

Du Chongjun, 53, is Secretary of the Communist Party Committee, Vice Chairman and Vice President of the Company. He joined the Complex in 1974 and has held various positions, including General Manager, Deputy Secretary and Secretary of the Communist Party Committee of the Acrylic Fibre Plant of the Complex, General Manager and Secretary of the Communist Party Committee of Shanghai Jinyang Acrylic Fibre Plant and General Manager of the Acrylic Fibre Division of the Company. In May 1999 he was appointed Deputy Secretary of the Communist Party Committee and Secretary of the Communist Party Discipline Supervisory Committee. From June 1999 to June 2004 he was Chairman of the Supervisory Committee of the Company. In October 2003 he was appointed Secretary of the Communist Party Committee of the Company. In June 2004, Mr. Du was appointed Vice Chairman of the Company. In June 2005, Mr. Du was appointed Vice President of the Company. Mr. Du has extensive experience in large-scale enterprise operation, management and internal supervision. Mr. Du graduated, majoring in enterprise management, from East China Institute of Chemical Technology in 1986. In 1999 Mr. Du graduated, majoring in computer application management, from Shanghai Second Polytechnic University. He is a senior economist by professional title. Mr. Du currently holds 1,000 shares of the Company. Save as disclosed above, Mr. Du is not connected to the Company or the controlling shareholder and de facto controller of the Company.

Han Zhihao, 56, is Executive Director and Chief Financial Officer of the Company. Mr. Han joined the Complex in 1976 and has held various positions including Deputy Director of the

Vehicle Transportation Department, Deputy Director and Director of the Finance Department of the Complex, Director of the Finance Department and Deputy Chief Accountant of the Company. In 1998, he was appointed Chief Accountant of the Company. In October 2003, he was appointed Chief Financial Officer of the Company. In June 2004, he was elected Director of the Company. Mr. Han has rich experience in corporate finance and financial management. He graduated from Shanghai University of Finance and Economics majoring in financing and accounting in 1990. In 2002, he obtained an MBA from East China University of Science and Technology – University of Canberra in Australia. Mr. Han is a senior accountant by professional title. Save as disclosed above, Mr. Han is not connected to the Company or the controlling shareholder and de facto controller of the Company and does not hold any shares of the Company.

Shi Wei, 48, is Executive Director and Vice President of the Company. Mr. Shi joined the Complex in 1982 and has held various positions including Assistant to the Manager and then Deputy Manager of the Refining and Chemical Division of the Company, and Manager of the Environmental Department. In April 2001, he was appointed Secretary of the Communist Party Committee and then Manager of the Refining and Chemical Division in July 2002. In October 2003, Mr. Shi was appointed Vice President of the Company. In June 2005, he was appointed Director of the Company. In 1982, Mr. Shi graduated from East China University of Science and Technology majoring in oil refining engineering and obtained a bachelor’s degree in engineering. Mr. Shi completed the post-graduate studies in Business Management at East China University of Science and Technology in 1998. Mr. Shi is a senior engineer by professional title. Save as disclosed above, Mr. Shi is not connected to the Company or the controlling shareholder and de facto controller of the Company and does not hold any shares of the Company.

Li Honggen, 52, is Executive Director and Vice President of the Company. Mr. Li joined the Company in 1973 and has held various positions including Deputy Director of No. 1 Chemical Plant of the Company, Deputy Director and Director of the Ethylene Plant of the Company and Deputy Manager and Manager of the Refining and Chemical Division of the Company. In August 2000, he was appointed Vice President of Shanghai Chemical Industrial Park Development Company Limited. In August 2002, he was appointed Vice President of Shanghai Secco. In March 2006, he was appointed Vice President of the Company. In June 2006, he was appointed Director of the Company. Mr. Li graduated from East China Institute of Chemical Technology majoring in engineering management and completed a post-graduate course majoring in engineering management at East China University of Science and Technology in 1998. He is an engineer by professional title. Save as disclosed above, Mr. Li is not connected to the Company or the controlling shareholder and de facto controller of the Company and does not hold any shares of the Company.

Dai Jinbao, 52, is Executive Director of the Company, Deputy Secretary of the Communist Party Committee of the Company’s Refining and Chemical Division and Chairman of the Labor Union.

Mr. Dai joined the Company in November 1973 and was Deputy Director of No. 1 Chemical Plant of the Company. In December 1997, he was appointed Director of No.1 ethylene Complex of the Refining and Chemical Division of the Company. In May 2003, he was appointed Chairman of the Labor Union of the Company’s Refining and Chemical Division. In August 2005, he was appointed Deputy Secretary of the Communist Party Committee of the Company’s Refining and Chemical Division. In June 2006, he was appointed Director of the Company. Mr. Dai graduated form the Shanghai Second Polytechnic University majoring in business management. Mr. Dai is an engineer by professional title. Save as disclosed above, Mr. Dai is not connected to the Company or the controlling shareholder and de facto controller of the Company and does not hold any shares of the Company.

Lei Dianwu, 45, is Director of Development and Planning Division of Sinopec Corp. In June 2005, Mr. Lei was elected External Director of the Company. Mr. Lei has held various positions including Deputy Director of Planning Division of Yangzi Petrochemical Company, Director of the Preparation Office of the Joint Venture of Yangzi Petrochemical Company, Vice President and Manager of production division of Yangzi BASF Stylene Company Limited. He acted as Deputy Manager and Deputy Director of the Joint Venture Office at Yangzi Petrochemical Company, Director of Project Development Department in China Dong Lian Petrochemical Limited Liabilities Company ( ), Deputy General Manager of Yangzi Petrochemical Limited Liabilities Company and Deputy Director of Development and Planning Division of Sinopec Corp. In March 2001, he assumed the current position of Director of Development and Planning Division of Sinopec Corp. Mr. Lei has rich experience in enterprise planning and investment development management. Mr. Lei graduated from the East China Petroleum Institute with a major in basic organic chemicals and obtained a bachelor’s degree in engineering. He is a senior engineer by professional title. Mr. Lei does not hold any shares of the Company.

Xiang Hanyin, 53, is Deputy Director of Chemical Division of Sinopec Corp. In June 2005, Mr. Xiang was elected External Director of the Company. Mr. Xiang commenced work in February 1982 and was Deputy Director of the Chemical Plant of Yizheng Chemical Fibre Company and Director of Chemical Plant of Yizheng Chemical Fibre Co., Ltd. In February 2000, he assumed the current position of Deputy Director of Chemical Division of Sinopec Corp. Mr. Xiang has rich experience in management of chemical enterprise operating. Mr. Xiang graduated from Nanjing Chemical College with a major in basic organic chemicals and a bachelor’s degree in engineering in 1982. In 2000, he completed post-graduate studies in enterprise management at Nanjing University. He is a senior engineer by professional title. Mr. Xiang does not hold any shares of the Company.

Chen Xinyuan, 43, currently Dean, Professor and Tutor to doctoral students of the College of Accounting, Shanghai University of Finance and Economics, and was elected as an Independent

Director of the Company in June 2003. Between June 2000 and June 2003 he was an Independent Supervisor of the Company. After graduation from the Accounting Faculty, Hangzhou College of Commerce in July 1985, Mr. Chen undertook post-graduate studies at the Accounting Faculty of Shanghai University of Finance and Economics and continued as a lecturer. He commenced his doctoral studies in accounting while teaching and received his doctorate in June 1994. He has been a tutor to doctoral students since December 1998. Mr. Chen has also studied in West Germany for one year. He is an expert in financial reporting and accounting, given his experience in the academic aspects of accounting and notable achievements in accounting research. He is also experienced in business management. Save as disclosed above, Mr. Chen is not connected to the Company or the controlling shareholder and de facto controller of the Company and does not hold any shares of the Company.

Sun Chiping, 50, is President and Secretary of the Communist Party Committee of the Industrial and Commercial Bank of China (“ICBC”), Shanghai Branch. In June 2005, Mr. Sun was elected Independent Director of the Company. Mr. Sun started to be involved in the finance industry in March 1979 and has held various positions including accountant, team leader and Deputy Director of the People’s Bank of China, Shanghai Branch, sub-branch in both Huang Pu and Jing’an Districts. He joined the ICBC, Shanghai Branch, operating division and was Deputy Secretary of the Communist Party Committee and Secretary of the Communist Party Discipline Supervisory Committee. He also acted as Deputy Director, President and Deputy Secretary of the Communist Party Committee of ICBC, Shanghai Branch, Rep. Office (Sub-branch) in Xu Hui District, General Manager of International Business Division of ICBC, Shanghai Branch, Assistant to the President of the ICBC, Shanghai Branch and concurrently General Manager of International Business Division of ICBC, Shanghai Branch and Deputy President of ICBC, Shanghai Branch. In November 2000, he became Deputy President, President and Secretary of the Communist Party Committee of ICBC, Guangdong Branch. In August 2002, he assumed the current position as President of ICBC, Shanghai Branch and Secretary of the Communist Party Committee. Mr. Sun graduated from Shanghai University of Finance and Economics with a major in Finance. He studied for a master’s degree at Shanghai University of Finance and Economics and the Shanghai-Hong Kong Management School jointly organized by University of Hong Kong and Fudan University and obtained a Master in Economics and an MBA. Mr. Sun has been engaged in the management of banking business for many years and has extensive experience in finance practice. He is a senior economist by professional title. Save as disclosed above, Mr. Sun is not connected to the Company or the controlling shareholder and de facto controller of the Company and does not hold any shares of the Company.

Jiang Zhiquan, 57, is Secretary of the Communist Party Committee and Chairman of Shanghai Construction (Group) General Company. In June 2005, Mr. Jiang was elected Independent Director of the Company. Mr. Jiang started work in December 1968, and has held various positions including a cadre and Deputy Director of Shanghai Construction and Industry Bureau, Manager of the Fourth Construction Company of Shanghai, Deputy Secretary of the Communist Party Committee (executive) of Shanghai Construction Engineering Administration Bureau, Deputy Secretary of the Communist Party Committee (executive), Vice Chairman and General Manager of Shanghai Construction (Group). In March 2001, he assumed the current positions as Secretary of the Communist Party Committee and Chairman of Shanghai Construction (Group) General Company. Mr. Jiang is experienced in operational decision making and large-scale enterprise management. Mr. Jiang graduated from the Shanghai-Hong Kong Management School jointly run by University of Hong Kong and Fudan University in July 2000 and obtained an MBA. He is a senior economist by professional title. Save as disclosed above, Mr. Jiang is not connected to the Company or the controlling shareholder and de facto controller of the Company and does not hold any shares of the Company.

Zhou Yunnong, 66, has been an Independent Director of the Company since June 2005. He joined the Complex in October 1972 and has held various positions including Deputy President of the Complex, Deputy Director of the Human Resource Department of China Petrochemical Corporation, Deputy Secretary of Communist Party Committee of the Complex, Vice President of the Company, Secretary of the Communist Party Committee of Sinopec Jinshan Industrial Company and the Governor of Jinshan District of Shanghai. From November 1999 to April 2002 he was a Senior Advisor to Shanghai Jinshan District. From June 2003 to June 2005, Mr. Zhou was appointed Independent Supervisor of the Company. Mr. Zhou has extensive experience in business management and public administration management. Mr. Zhou graduated from East China Normal University in August 1964, majoring in radio. He is a senior engineer by professional title. Save as disclosed above, Mr. Zhou is not connected to the Company or the controlling shareholder and de facto controller of the Company and does not hold any shares of the Company.

Declarations made by the person who nominates the independent director of the Company

Sinopec Shanghai Petrochemical Company Limited (the “Company”), the nominating party, hereby makes a declaration to the public concerning the nominations of Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong, as independent directors of the Sixth Session of the Board of Directors of the Company (the “Candidates”). The Candidates do not have any relationship with the Company that will affect their independence. The details of the declarations are as follows:

The nominations are made upon thorough understanding of the professions, academic qualifications, titles, work experiences and all part-time positions of the Candidates (please find attached detailed profiles of the Candidates). The Candidates have agreed in writing to be independent directors of the Sixth Session of the Board of Directors of the Company. (The Declarations made by the proposed independent directors are attached hereto as an enclosure). The nominating party considers the Candidates:

1.	eligible to be directors of any listed company pursuant to the laws, administrative regulations and other relevant requirements;

2.	have fulfilled with the requirements of appointment for the position in accordance with the articles of association of the Company;

3.	satisfy the standard of independence as required by the “Guidelines for Establishing the Independent Directors System for Listed Companies” issued by the China Securities Regulatory Commission:

1)	neither the Candidates, nor their immediate family members and major social associates work in the Company or any of its subsidiaries;

2)	neither the Candidates nor any of their immediate family members is a shareholder of this listed company who directly and indirectly holds 1% or more of the issued share capital of the Company, or among the top ten shareholders of the Company;

3)	neither the Candidates nor any of their immediate family members is working for any corporate shareholder which directly and indirectly holds 5% or more of the issued share capital of the Company, or for any of the top five corporate shareholders of the Company;

4)	the Candidates do not fall into any of the above 3 categories in the most recent year;

5)	the Candidates are not involved in the provision of financial, legal, management consultancy and technical consultancy services to the Company and its subsidiaries.

4.	do not act as independent directors for more than five listed companies, including the Company.

The nominating party hereby warrants that the above declaration is true, complete and accurate and does not contain any false or misleading statement. The nominating party completely understands the possible consequence of providing a false statement.

The nominating party:	Sinopec Shanghai Petrochemical
Company Limited
Board of Directors
(sealed)

Shanghai, the PRC, 7 April 2008

Declarations made by the candidates for the positions independent directors

Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong, the declarants, being nominated as independent directors of the Fifth Board of Director of Sinopec Shanghai Petrochemical Company Limited (the “Company), hereby declare to the public that there is no connection between the Company and the declarant that will affect their independence as independent directors of the Company. The specific declaration is as follows:

1.	Neither the declarants nor any of their immediate family members and major social associates works in the Company or any of its subsidiaries;

2.	Neither the declarants nor any of their immediate family members directly and indirectly holds 1% or more of the issued share capital of the Company;

3.	Neither the declarants nor any of their immediate family members is among the top ten shareholders of the Company;

4.	Neither the declarants nor any of their immediate family members works for any corporate shareholder which directly and indirectly holds 5% or more of the issued share capital of the Company;

5.	Neither the declarants nor any of their immediate family members works in the top five corporate shareholders of the Company;

6.	The declarants do not fall under any of the circumstances as described in the five items above in the recent year;

7.	The declarants are not involved in the provision of financial, legal, management consultancy or technical consultancy services to the Company or any of its subsidiaries;

8.	The declarants did not receive any undisclosed additional benefits from the Company, its substantial shareholders or other interested organizations and officers;

9.	The declarants fulfill the requirements of appointments for the positions in accordance with the Articles of Association.

In addition, the declarants have not been appointed as independent directors for more than five listed companies, including the Company.

The declarants fully understand the duties as independent directors and warrant that the above declaration is true, complete and accurate and does not contain any false or misleading statement. The declarants completely understand the possible consequence of providing a false statement. The Shanghai Stock Exchange may consider their eligibility and their independence in accordance with this declaration. During the terms of offices as the Company’s independent directors, the declarants shall comply with the regulations, requirements and notices issued by the China Securities Regulatory Commission and requirements of the listing rules of the Shanghai Stock Exchange and subject to the regulation of the Shanghai Stock Exchange. We shall ensure that we have adequate time and effort to perform our duties. We shall make independent judgments without any influence from the substantial shareholders, actual effective controlling parties or other interested organizations or individuals.

The Declarants: Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong

Shanghai, the PRC, 7 April 2008

Independent Directors’ Opinions on the Election of Members of the New Session of the Board

The 27th meeting of the fifth session of the board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was held on 7 April 2008. At the meeting, the resolution on the election of members of the new session of the Board was considered and approved, pursuant to which Mr Rong Guangdao, Mr Du Chongjun, Mr Han Zhihao, Mr Shi Wei, Mr. Li Honggen, Mr Dai Jinbao, Mr Lei Dianwu, Mr Xiang Hanyin, Mr Chen Xinyuan, Mr Sun Chiping, Mr Jiang Zhiquan and Mr Zhou Yunnong are nominated as candidates for the sixth session of the Board, among whom Mr Chen Xinyuan, Mr Sun Chiping, Mr Jiang Zhiquan and Mr Zhou Yunnong are candidates for independent directors.

After reviewing the relevant documents such as the declarations and profiles of the above candidates, pursuant to the relevant regulations under the Articles of Association and the system of independent directors, and based on their independent judgments, the independent directors of the Company are of the unanimous view that:

1.	The relevant procedures of the nominations of Mr Rong Guangdao, Mr Du Chongjun, Mr Han Zhihao, Mr Shi Wei, Mr. Li Honggen, Mr Dai Jinbao, Mr Lei Dianwu, Mr Xiang Hanyin, Mr Chen Xinyuan, Mr Sun Chiping, Mr Jiang Zhiquan and Mr Zhou Yunnong as candidates for the sixth session of the Board, among whom Mr Chen Xinyuan, Mr Sun Chiping, Mr Jiang Zhiquan and Mr Zhou Yunnong are candidates for independent directors, are in compliance with the relevant regulations of the Company’s Articles of Association;

2.	Mr Rong Guangdao, Mr Du Chongjun, Mr Han Zhihao, Mr Shi Wei, Mr. Li Honggen, Mr Dai Jinbao, Mr Lei Dianwu, Mr Xiang Hanyin, Mr Chen Xinyuan, Mr Sun Chiping, Mr Jiang Zhiquan and Mr Zhou Yunnong are in compliance with the relevant regulations of the relevant State laws and the Articles of Association regarding the qualifications and/or conditions of director appointments;

3.	Mr Chen Xinyuan, Mr Sun Chiping, Mr Jiang Zhiquan and Mr Zhou Yunnong possess the qualifications and independence as required by the “Guidelines for Establishing the Independent Directors System for Listed Companies” issued by the China Securities Regulatory Commission;

4.	Agreed to submit the resolution regarding the nomination of Mr Rong Guangdao, Mr Du Chongjun, Mr Han Zhihao, Mr Shi Wei, Mr. Li Honggen, Mr Dai Jinbao, Mr Lei Dianwu, Mr Xiang Hanyin, Mr Chen Xinyuan, Mr Sun Chiping, Mr Jiang Zhiquan and Mr Zhou Yunnong as candidates for the sixth session of the Board, among whom Mr Chen Xinyuan, Mr Sun Chiping, Mr Jiang Zhiquan and Mr Zhou Yunnong are candidates for independent directors to the Company’s 2007 annual general meeting for consideration.

Independent directors: Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong

Shanghai, the PRC, 7 April 2008

(A joint stock limited company incorporated in the People’s Republic of China)

Overseas Regulatory Announcement

Resolutions of the 14th Meeting of the Fifth Session of the Supervisory Committee

The Company and all members of the supervisory committee warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The notice for convening the 14th meeting of the fifth session of the supervisory committee of Sinopec Shanghai Petrochemical Company Limited (the “Company”) (the “Meeting”) was sent to all supervisors on 25 March 2008 by way of facsimile transmission or by courier. The Meeting was held at conference room No. 6 of Jinshan Hotel in the afternoon of 6 April 2008. Of the 7 supervisors entitled to attend the Meeting, 6 supervisors were in attendance. Supervisor, Mr. Lu Xiangyang, was absent due to business engagement and had appointed Mr Gao Jinping to vote on his behalf. The Meeting was in compliance with the relevant rules and regulations of the Company Law, the Securities Law and the articles of association of the Company.

The resolutions for the Meeting were considered by the supervisors and were approved as follows:

(1)	The Company’s 2007 Annual Report was approved (Full report and summary)

The Supervisory Committee of the Company has conscientiously reviewed the Company’s 2007 annual report (Full report and summary) prepared by the Board of Directors in accordance with the relevant requirements of Article 68 of the Securities Law and “No. 2 ‘Content and Format of Annual Report’ of the Standards of Content and Format on Information Disclosure for Publicly Listed Companies” (2007 Edition) ( (2007)). Supervisors who attended the Meeting unanimously agreed that:

1.	The preparation and review procedures for the 2007 annual report were in compliance with the requirements of the relevant laws, regulations and the articles of association of the Company;

2.	The content and format of the 2007 annual report were in compliance with the relevant requirements of the China Securities Regulatory Commission and the Shanghai Stock Exchange. The information contained therein gave a truthful view of the Company’s 2007 operation management and financial position in various respects;

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3.	Before the Supervisory Committee issued its review opinion on “the Company’s 2007 Annual Report”, no violation of the confidentiality requirements has been found in respect of the individuals who participated in the preparation and review of the 2007 annual report;

4.	We warrant that the information contained in the Company’s 2007 annual report is truthful, accurate and complete, without any false presentations, misleading statements or material omissions, and that we jointly accept full responsibility for the truthfulness, accuracy and completeness of the information contained therein.

(with 7 votes in favor, 0 vote against and 0 abstaining vote)

(2)	“The 2007 Work Report of the Supervisory Committee of the Company” was approved

All supervisors in attendance unanimously agreed that: 1) the work report gave an objective analysis on the operating results, not only acknowledging the achievements made but also indicating the gap between leading peer corporations and the Company; 2) the work report acknowledged that the 2007 annual report gave a fair view of the financial position and operating results of the Company. The unqualified financial statements, issued by KPMG Huazhen, was truthful, objective and fair; 3) the work report acknowledged the work efforts made by the supervisory committee in 2007, and that the proposed work objectives for 2008 were in line with the actual operation of the Company. At the Meeting, the work report was approved to be submitted to the 2007 annual general meeting for consideration.

(with 7 votes in favor, 0 vote against and 0 abstaining vote)

(3)	“Comments on the 2007 annual report by the Supervisory Committee” were considered and approved

(with 7 votes in favor, 0 vote against and 0 abstaining vote)

(4)	“Major work items in 2008 for the Supervisory Committee” were considered and approved

(with 7 votes in favor, 0 vote against and 0 abstaining vote)

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(5)	“Resolution on the Nomination of Candidates for the Sixth Session of the Supervisory Committee” was considered and approved

To nominate Mr. Gao Jinping, Mr. Zhang Chenghua, Ms. Wang Yanjun, Mr. Zhai Yalin, Mr. Wu Xiaoqi, Mr. Liu Xiangdong, and Mr. Yin Yongli as candidates for supervisors of the sixth session of the supervisory committee; among whom, Mr. Zhai Yalin, Mr. Wu Xiaoqi, Mr Liu Xiangdong, Mr. Yin Yongli will be proposed to the Company’s annual general meeting for election, while Mr. Gao Jinping, Mr. Zhang Chenghua and Ms. Wang Yanjun will be proposed to the staff representative meeting for election (Biographies of the candidates are attached at the end of this announcement).

(with 7 votes in favor, 0 vote against and 0 abstaining vote)

Sinopec Shanghai Petrochemical Company Limited
Supervisory Committee

Shanghai, the PRC, 6 April 2008

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

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APPENDIX:

Biographies of Candidates for the Sixth Session of the Supervisory Committee:

Gao Jinping, 41, is Chairman of the Supervisory Committee, Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee of the Company and Chairman of the Labor Union of the Company. Mr. Gao joined the Complex in 1990 and has held various positions including Deputy Secretary of the Communist Youth League of the Complex, Deputy Secretary of the Communist Party Committee of the Experimental Plant and Chemical Division of the Company. In October 2001, Mr. Gao was elected as Director of the Propaganda Division of the Company. In May 2003, Mr. Gao was appointed Deputy Secretary of the Communist Party Committee of the Company and Chairman of the Labor Union of the Company. In June 2004, Mr. Gao was elected Director of the Company. In April 2006, Mr. Gao was appointed Secretary of the Communist Party Discipline Supervisory Committee of the Company. In June 2006, Mr. Gao was appointed Chairman of the Supervisory Committee of the Company. Mr. Gao graduated from the Food Processing Faculty of Shanghai Aquatic Products University with a major in cooling and cold storage technology and obtained a bachelor’s degree in engineering in July 1990. In 2001, he completed his post-graduate studies in business administration in the aspect of industrial econmics at Shanghai Academy of Social Sciences. He has senior professional title. Save as disclosed above, Mr. Gao is not connected to the Company or the controlling shareholder and de facto controller of the Company and does not hold any shares of the Company.

Zhang Chenghua, 52, is a Supervisor, Deputy Secretary of the Communist Party Discipline Supervisory Committee, Director of Supervisory Office, Director of Supervisory Committee Office and Director of the Communist Party Committee Office of the Company. Mr. Zhang joined the Complex in 1974 and worked in the Thermal Power Plant of the Complex as Deputy Secretary of the Communist Party Committee, Deputy Secretary of the Communist Party Committee cum Chairman of Labor Union of the Thermal Power Plant of the Complex. In December 1999, Mr. Zhang was appointed Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of Labor Union of the Thermal Power Plant of the Complex. In March 2002, Mr. Zhang was appointed Deputy Secretary of the Communist Party Discipline Supervisory Committee and Director of Supervisory Division of the Company. In April 2002, Mr. Zhang was appointed Director of Supervisory Committee Office of the Company. In June 2002, Mr. Zhang was appointed Supervisor of the Company. In April 2004, Mr. Zhang was appointed Director of the Communist Party Committee Office. Mr. Zhang graduated, majoring in party administrative management, from Shanghai Party Institute in January 1999. In 2001, he completed his post-graduate studies in business administration in the aspect of industrial economics at Shanghai Academy of Social Sciences. He has senior professional title. Save as disclosed above, Mr. Zhang is not connected to the Company or the controlling shareholder and de facto controller of the Company and does not hold any shares of the Company.

Wang Yanjun, 47, is a Supervisor and Vice Chairwoman of the Labor Union of the Company. Ms. Wang joined the Complex in July 1982 and was Chairwoman of the Labor Union of the Plastics Plant of the Company. In January 1999, Ms. Wang was appointed Chairwoman of the Labor Union of Plastics Division of the Company. In June 2002, Ms. Wang was Chairwoman of the Labor Union of Chemical Division of the Company. In July 2004, Ms. Wang was appointed Deputy Secretary of the Communist Party Committee, Secretary of Communist Party Discipline Supervisory Committee of the Communist Party Committee and Chairwoman of the Labor Union of Chemical Division of the Company. In January 2005, Ms. Wang was appointed Vice Chairwoman of the Labor Union of the Company. In June 2005, Ms. Wang was appointed Supervisor of the Company. Ms. Wang graduated from East China University of Science and Technology majoring in basic organic

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chemistry in July 1982. In 2001, she completed her post-graduate studies in business administration in the aspect of industrial economics at Shanghai Academy of Social Sciences. She has senior professional technical qualifications. Save as disclosed above, Ms. Wang is not connected to the Company or the controlling shareholder and de facto controller of the Company and does not hold any shares of the Company.

Zhai Yalin, 44, is Deputy Director of the Auditing Bureau of China Petrochemical Corporation and Deputy Director of Auditing Department of Sinopec Corp. Mr. Zhai began his career in 1986 and had been successively Deputy Head of the Head Office and Director of the Auditing Department of Qianguo Refinery, Deputy Director of the General Office of Sinopec Huaxia Auditing Company and Deputy Manager of the Sinopec Huaxia Auditing Company, Deputy Director of the General Administrative Office of the Auditing Bureau of China Petrochemical Corporation, Director of the General Administrative Office of the Auditing Bureau of China Petrochemical Corporation, and Director of the General Administrative Office of the Auditing Bureau of China Petrochemical Corporation (Auditing Department of Sinopec Corp.). Since December 2001, Mr. Zhai has been holding concurrently the posts of Deputy Director of the Auditing Bureau of China Petrochemical Corporation and Deputy Director of Auditing Department of Sinopec Corp. Mr. Zhai graduated from Jilin Siping Normal College in 1986 and is a senior economist. Mr. Zhai currently does not hold any shares of the Company.

Wu Xiaoqi, 51, is Deputy Director of Supervisory Bureau of China Petrochemical Corporation and Deputy Director of Supervisory Department of Sinopec Corp. Mr. Wu began his career in 1971 and had been successively Deputy Office Head Class Disciplinary Monitor of Inspection Bureau of China Petrochemical Corporation’s Disciplinary Division, Deputy Head (Deputy Director) and Head (Director) of the Office of Inspection Bureau of China Petrochemical Corporation’s Disciplinary Division, and Director of Section 1 of Inspection Bureau of China Petrochemical Corporation’s Disciplinary Division. From April 2004 to April 2005, he was a Deputy Bureau Director Class Disciplinary Inspector of Supervisory Bureau of China Petrochemical Corporation and a Deputy Bureau Director Class Supervisory Inspector of Supervisory Department of Sinopec Corp. Since April 2005, Mr. Wu has been Deputy Director of Supervisory Bureau of China Petrochemical Corporation and Deputy Director of Supervisory Department of Sinopec Corp. Mr. Wu graduated from Shijiazhuang Army Command Academy and has a senior professional title. Mr. Wu currently does not hold any shares of the Company.

Liu Xiangdong, 57, is President of Zhengda International Finance Corporation. He was elected as an Independent Supervisor of the Company in June 2000. Mr. Liu has held various positions including Planning and Credit Officer and Deputy Head and Head of the Credit Division of banks. He has also been Deputy Director and Director of the Planning Department of the Industrial and Commercial Bank of China, Shanghai Branch, Chief Economist and Director of the Planning Division of the Industrial and Commercial Bank of China, Shanghai Branch. He has been Deputy Director of the Industrial and Commercial Bank of China, Shanghai Branch since October 1997. He was appointed General Manager of Investment Division of the Industrial and Commercial Bank of China in June 2002. Mr. Liu has been working in the banking sector for many years and has abundant experience in business management practices. He holds a master’s degree in economics and is a senior economist. Save as disclosed above, Mr. Liu is not connected to the Company or the controlling shareholder and de facto controller of the Company and does not hold any shares of the Company.

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Yin Yongli, 68, is Chairman of Management Committee of Tianhua Certified Public Accountant. In June 2005, he was appointed Independent Supervisor of the Company. Mr. Yin has held various positions including Deputy Chief and Chief of finance section of Shandong Shengli Refinery, Deputy Chief Accountant of Qliu Petrochemical Company, Chief Accountant of Planning and Financing Department of China Petrochemical Corporation and Chief Accountant and Deputy Director of Financing Department of China Petrochemical Corporation and Director of Shihua Auditing Firm. In September 2001, he was Chairman of China Rightson Certified Public Accountants. Since June 2004, Mr. Yin has been appointed Chairman of Huazheng Certified Public Accountant. Since June 2005, Mr. Yin has been Chairman of Management Committee of Tianhua Certified Public Accountant. Mr. Yin has engaged in financing and auditing for many years and has rich experience in financing management and enterprise auditing. Mr. Yin graduated from Shandong Institute of Finance and Economics in 1964. Mr. Yin is a professional accountant and is a certified accountant. Save as disclosed above, Mr. Yin is not connected to the Company or the controlling shareholder and de facto controller of the Company and does not hold any shares of the Company.

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(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Final Results for the Year ended 31 December 2007

And

2007 Annual Report Summary

1	IMPORTANT MESSAGE

1.1	The board of directors (the “Board”) and Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its directors, supervisors and senior management warrant that there are no false representations, or misleading statements contained in, or material omission from this report, and severally and jointly accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this report.

This report summary is extracted from the annual report. The full report will be posted on the website of the Shanghai Stock Exchange (www.sse.com.cn) simultaneously. Investors should read the full text of the 2007 annual report for details.

1.2	Directors Mr. Lei Dianwn and Mr. Xiang Hanyin were absent from the 27th meeting of the Fifth Session of the Board due to business engagement. Mr. Lei Dianwn and Mr. Xiang Hanyin appointed and authorized Mr. Rong Guangdao, as their irrevocable voting proxies. The Board considered and approved the 2007 Annual Report.

1.3	The Company prepared the financial statements for the year ended 31 December 2007 (the “Reporting Period”) in accordance with the China Accounting Standards for Business Enterprises as well as the International Financial Reporting Standards (“IFRS”). They have been audited by KPMG Huazhen and KPMG respectively, and both firms have issued unqualified opinions on the financial statements in its auditors’ report.

1.4	Mr. Rong Guangdao, Chairman and President of the Company, Mr. Du Chongjun, Vice Chairman and Vice President and Mr. Han Zhihao, Director and Chief Financial Officer overseeing the accounting operations hereby warrant the truthfulness and completeness of the financial report contained in this report.

2	CORPORATE INFORMATION

2.1	Corporate information

Stock name:	S (A Shares)
Stock code:	600688
Stock exchange:	Shanghai Stock Exchange
Stock name:	(H Shares)
Stock code:	338
Stock exchange:	The Stock Exchange of Hong Kong Limited
Stock name:	SHI (ADRs)
Stock code:	—
Stock exchange:	New York Stock Exchange
Registered Address and Place of Business:	48 Jinyi Road, Jinshan District, Shanghai, PRC
Postal Code:	200540
Company’s website:	www.spc.com.cn
E-mail address:	spc @spc.com.cn

2.2	Contact person and contact method

	Company Secretary	Securities Representative
Name	Zhang Jingming	Tang Weizhong
Address	48 Jinyi Road Jinshan District Shanghai, PRC Postal code: 200540	Suite B, 28/F Huamin Empire Plaza 728 West Yan’an Road Shanghai, PRC Postal code: 200050
Telephone	86-21-57943143/52377880	86-21-52377880
Fax	86-21-57940050/52375091	86-21-52375091
E-mail	spc @spc.com.cn	tom @spc.com.cn

3.	HIGHLIGHTS OF FINANCIAL DATA AND FINANCIAL INDICATORS

Prepared under the China Accounting Standards for Business Enterprises

3.1	Major Financial Data

Unit: RMB’000

	For the years ended 31 December
	2007	2006		Increase/ decrease compared to the previous year (%)	2005
		(After adjustment)Note	(Before adjustment)Note		(After adjustment)Note	(Before adjustment)Note
Income from principal operations	55,404,687	51,478,855	50,479,436	7.63	46,943,740	45,897,807
Total profit	2,121,094	924,975	843,669	129.31	2,163,283	2,137,208
Net profit attributable to equity holders of the Company	1,592,110	805,705	736,851	97.60	1,726,663	1,704,627
Net profit attributable to equity holders of the Company excluding non-recurring items	1,105,002	594,580	577,682	85.85	1,311,614	1,298,766
Net cash flow from operating activities	1,784,572	2,040,679	2,040,679	-12.55	4,245,115	4,245,115

	As at 31 December
	2007	2006		Increase/ decrease compared to the previous year (%)	2005
		(After adjustment)Note	(Before adjustment)Note		(After adjustment)Note	(Before adjustment)Note
Total assets	30,494,334	28,055,503	27,684,200	8.69	27,473,567	27,101,918
Shareholders’ equity (excluding minority interests)	20,999,444	19,369,719	19,273,088	8.41	19,262,065	19,166,908

Note:	“Before adjustment” represents the balance/amounts prepared under the old PRC Accounting Rules and Regulations.

“After adjustment” represents the balances/amounts prepared under the current China Accounting Standards for Business Enterprises (2006).

3.2	Major Financial Indicators

	For the years ended 31 December
	2007	2006		Increase/ decrease compared to the previous year (%)	2005
		(After adjustment)Note	(Before adjustment)Note		(After adjustment)Note	(Before adjustment)Note
Basic earnings per share (RMB)	0.221	0.112	0.102	97.32	0.240	0.237
Diluted earnings per share (RMB)	0.221	0.112	0.102	97.32	0.240	0.237
Basic earnings per share excluding non-recurring items (RMB)	0.153	0.083	0.080	84.34	0.182	0.180
Return on net assets (fully diluted)(%)	7.582	4.160	3.823	increased by 3.422 percentage points	8.964	8.894
Return on net assets (weighted average)(%)	7.888	4.171	3.834	increased by 3.717 percentage points	9.031	8.955
Return on net assets based on net profit excluding non-recurring items (fully diluted)(%)	5.262	3.070	2.997	increased by 2.192 percentage points	6.809	6.780
Return on net assets based on net profit excluding non-recurring items (weighted average)(%)	5.474	3.078	3.006	increased by 2.396 percentage points	6.860	6.823
Net cash flow per share from operating activities (RMB)	0.248	0.283	0.283	-12.37	0.590	0.590
Net asset value per share attributable to equity holders of the Company (RMB)	2.917	2.690	2.677	8.44	2.675	2.662

Note:	“Before adjustment” represents the balance/amounts prepared under the old PRC Accounting Rules and Regulations.

“After adjustment” represents the balances/amounts prepared under the current China Accounting Standards for Business Enterprises (2006).

3.3	Non-recurring items for the year ended 31 December 2007

Unit: RMB’000

Non-recurring Items	Amount
Gain from disposal of non-current assets	841,883
Subsidy income	93,900
Employee reduction expenses	(208,013)
Net expenses of non-operating income/(expenses) other than those mentioned above	(47,198)

Subtotal	680,572
Less: Tax effect for the above items	(193,602)

Total	486,970

Include:
Non-recurring items attributable to equity shareholders of the Company	487,108
Non-recurring items attributable to minority shareholders	(138)

3.4	Items accounted for at fair value

Unit: RMB’000

Item	Balance as at the beginning of the Reporting Period	Balance as at the end of the Reporting Period	Change during the Reporting Period	Resulting on profit for the Reporting Period
Available-for-sale financial assets	105,185	478,793	373,608	—

3.5	Financial information prepared under IFRS for the past five years

RMB million	2007		2006		2005		2004		2003
For the year ended 31 December:
Net sales		54,254.7		49,918.1		45,190.2		38,664.1		28,942.7
Profit before taxation		2,151.4		964.2		2,287.6		4,696.2		1,590.4
Profit after taxation		1,683.1		911.0		1,921.3		4,059.2		1,445.3
Profit attributable to equity holders of the Company		1,634.1		844.4		1,850.4		3,971.1		1,401.7
Earnings per share	RMB	0.23	RMB	0.12	RMB	0.26	RMB	0.55	RMB	0.20

As at 31 December:
Total equity attributable to equity holders of the Company		20,648.0		18,976.3		18,830.0		18,417.0		15,021.9
Total assets		29,853.1		27,406.1		26,810.4		28,276.6		27,101.5
Total liabilities		8,901.0		8,093.7		7,632.9		9,486.5		11,738.4

3.6	Differences between financial statements prepared under China Accounting Standards for Business Enterprises and IFRS

Unit: RMB’000

	Under the China Accounting Standards for Business Enterprises	Under IFRS
Net profit attributable to equity holders of the Company	1,592,110	1,634,080
Shareholders’ equity attributable to equity holders of the Company (excluding minority interests)	20,999,444	20,648,038
Explanation of differences	For details, please refer to section 9.7

4.	CHANGES IN SHARE CAPITAL AND SHAREHOLDERS

4.1	Changes in share capital as at 31 December 2007

As at 31 December 2007, there is no change to the share capital structure of the Company.

4.2	Number of shareholders and their shareholdings as at 31 December 2007

Unit: share
Total number of shareholders as at the end of the Reporting Period	143,670

Shareholdings of the top ten shareholders

Name of shareholder	Type of shareholder (State-owned shareholder and Foreign shareholder)	Percentage of total shareholding (%)	Number of shares held	Increase/ decrease during the year	Type of Shares (circulating or non-circulating)	Number of non-circulating shares held	Number of shares pledged or frozen
China Petroleum & Chemical Corporation	State- owned Shareholder	55.56	4,000,000,000	—	Non-circulating	4,000,000,000	Nil
HKSCC (Nominees) Ltd.	Foreign Shareholder	32.00	2,303,698,101	378,572,700	Circulating	—	Unknown
China Minsheng Banking Corp., Ltd. — Orient Jing Xuan Hun He Xing Kai Fang Shi Securities Investment Fund	Others	0.81	58,632,469	Unknown	Circulating	—	Unknown
Shanghai Kangli Gong Mao Company	Others	0.23	16,730,000	—	Non-circulating	16,730,000	Unknown
Bank of Communication-Fortis Haitong Select Securities Investment Fund	Others	0.18	13,000,000	Unknown	Circulating	—	Unknown
Zhejiang Province Economic Construction and Investment Company	Others	0.17	12,000,000	—	Non-circulating	12,000,000	Unknown
Shanghai Pudong Development Bank — Chang Xin Jinli Trendence Equity Securities Investment Fund	Others	0.11	7,999,926	Unknown	Circulating	—	Unknown
Bank of China- Fortis Haitong Equity Securities Investment Fund	Others	0.10	7,431,143	Unknown	Circulating	—	Unknown
Bank of China-Tongzhi Securities Investment Fund	Others	0.08	5,949,944	Unknown	Circulating	—	Unknown
Shanghai Textile Development Company	Others	0.08	5,650,000	—	Non-Circulating	5,650,000	Unknown

Top ten shareholders of circulating shares

Name of shareholders	Number of circulating shares in circulation held as at 31 December 2007	Type of shares
HKSCC (Nominees) Ltd.	2,303,698,101	Overseas listed foreign shares
China Minsheng Banking Corp., Ltd. — Orient Jing Xuan Hun He Xing Kai Fang Shi Securities Investment Fund	58,632,469	RMB-denominated ordinary shares
Bank of Communication-Fortis Haitong Select Securities Investment Fund	13,000,000	RMB-denominated ordinary shares
Shanghai Pudong Development Bank — Chang Xin Jinli Trendence Equity Securities Investment Fund	7,999,926	RMB-denominated ordinary shares
Bank of China- Fortis Haitong Equity Securities Investment Fund	7,431,143	RMB-denominated ordinary shares
Bank of China-Tongzhi Securities Investment Fund	5,949,944	RMB-denominated ordinary shares
China Merchants Bank Co., Ltd. — Shang Zheng Hong Li JiaoYi Xing Kai Fang Shi Securities Investment Fund	5,411,788	RMB-denominated ordinary shares
Bank of China-Harvest Shanghai and Shenzhen 300 Index Securities Investment Fund	5,287,605	RMB-denominated ordinary shares
ICBC — Bosera Select Equity Securities Investment	5,066,654	RMB-denominated ordinary shares
Bank of China-Fortis Haitong Select Mixed Securities Investment Fund 2 Portfolio	5,000,000	RMB-denominated ordinary shares

Description of any connected relationship or connected parties relationships among the above shareholders	Of the above-mentioned shareholders, China Petroleum & Chemical Corporation (“Sinopec Corp.”), the State-owned shareholder, does not have any connected relationship with the other shareholders, and is not a concert party of the other shareholders under the “Administrative Measures on Acquisition of Listed Companies”. Of the above-mentioned shareholders, HKSCC (Nominees) Limited is a nominee shareholder. Apart from the above, the Company is not aware whether there are other connected relationships amongst the other shareholders, and whether they are concert parties under the “Administrative Measures on Acquisition of Listed Companies”.

4.3	Introduction of the controlling shareholder and de facto controller of the Company

4.3.1	Introduction of the controlling shareholder and de facto controller of the Company

(1)	Controlling shareholder

Name of the controlling shareholder:	China Petroleum & Chemical Corporation (“Sinopec Corp.”)
Authorized representative:	Su Shulin
Registered capital:	RMB86.7 billion
Date of incorporation:	25 February 2000
Major business:	Crude oil and natural gas business includes: exploring for, extraction, production and trading of crude oil and natural gas; processing of petroleum; production of petroleum products, trading, transportation, distribution and sales of petroleum products; production, distribution and trading of petrochemical products.

(2)	De facto controller

Name of the de facto controller:	China Petrochemical Corporation (“Sinopec”)
Authorized representative:	Su Shulin
Registered capital:	RMB104.9 billion
Date of incorporation:	24 July 1998
Major business:	Provide well drilling services, oil well logging services and mine haft work services; manufacturing of production equipment and maintenance services; project construction services and public works and social services such as water and electricity.

4.3.2	Diagram showing the ownership and controlling relationship between the Company and the de facto controller

4.4	Interests and Short Positions of Substantial Shareholders and Other Persons in Shares and the Underlying Shares

As at 31 December 2007, the interests and short positions of the Company’s substantial shareholders and other persons who are required to disclose their interests pursuant to Part XV of the Securities and Futures Ordinance (“SFO”) of Hong Kong (including those who are entitled to exercise, or control the exercise of, 5% or more of the voting power at any general meeting of the Company but excluding the directors, supervisors and senior management of the Company) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be kept under Section 336 of the SFO of Hong Kong were as set out below:

(1) (a) Interests in ordinary shares of the Company

Name of shareholders	Capacity	Number of share interests held or regarded as held	% of total issued share capital	% of shareholding in the Company’s total issued H shares
China Petroleum & Chemical Corporation	Beneficial owner	4,000,000,000 Promoter legal person shares (L)	55.56	—
UBS AG	Beneficial owner	152,143,314 (L) 32,346,500 (S)	2.11(L) 0.45(S)	6.53(L) 1.39(S)
Government Singapore Investment Corporation Pte Ltd	Beneficial owner	138,933,700(L)	1.93(L)	5.96(L)

Note: (L): Long positions; (S): Short positions; (P): Lending pool

(b) Interests in underlying shares of the Company

No interests of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO of Hong Kong in the underlying shares of equity derivatives were recorded in the register required to be kept under Section 336 of the SFO of Hong Kong.

(2) Short positions in shares and underlying shares of the Company

No short positions of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO of Hong Kong in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO of Hong Kong.

Save as disclosed above, as at 31 December 2007, no interests or short positions of any other person in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO of Hong Kong.

4.5	Audit Committee

The audit committee of the Company together with the management reviewed the accounting principles and standards adopted by the Company and discussed matters regarding auditing, internal control and financial reporting, including a review of the audited annual report for the year ended 31 December 2007.

5	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

5.1	Change of Shareholding and Remuneration of Directors, Supervisors and Senior management

Unit: Share Currency: RMB

Name	Position	Sex	Age	Date of commencement and end of service term	Number of shares held at the beginning of the year (share)	Number of shares held at the end of the year (share)	Reason for change	Total remuneration received during the reporting period (RMB’000) before taxation	Whether received from units or other connected units (yes/no)
Rong Guangdao	Chairman and President	M	52	2005/6/28 - 2008/6/28	3,600	3,600	—	544	No
Du Chongjun	Vice Chairman and Vice President	M	53	2005/6/28 - 2008/6/28	1,000	1,000	—	544	No
Han Zhihao	Director and Chief Financial Officer	M	56	2005/6/28 - 2008/6/28	0	0	—	466	No
Shi Wei	Director and Vice President	M	48	2005/6/28 - 2008/6/28	0	0	—	466	No
Li Honggen	Director and Vice President	M	51	2006/6/15 - 2008/6/28	0	0	—	440	No
Dai Jinbao	Director	M	51	2006/6/15 - 2008/6/28	0	0	—	219	No
Lei Dianwu	External Director	M	45	2005/6/28 - 2008/6/28	0	0	—	0	Yes
Xiang Hanyin	External Director	M	53	2005/6/28 - 2008/6/28	0	0	—	0	Yes
Chen Xinyuan	Independent Director	M	43	2005/6/28 - 2008/6/28	0	0	—	80	No
Sun Chiping	Independent Director	M	49	2005/6/28 - 2008/6/28	0	0	—	80	No
Jiang Zhiquan	Independent Director	M	57	2005/6/28 - 2008/6/28	0	0	—	80	No
Zhou Yunnong	Independent Director	M	65	2005/6/28 - 2008/6/28	0	0	—	80	No
Gao Jinping	Chairman of the Supervisory Committee	M	41	2006/6/15 - 2008/6/28	0	0	—	458	No
Zhang Chenghua	Supervisor	M	52	2005/6/28 - 2008/6/28	0	0	—	233	No
Wang Yanjun	Supervisor	F	47	2005/6/28 - 2008/6/28	0	0	—	217	No
Lu Xiangyang	External Supervisor	M	56	2005/6/28 - 2008/6/28	0	0	—	0	Yes
Geng Limin	External Supervisor	M	53	2005/6/28 - 2008/6/28	0	0	—	0	Yes
Liu Xiangdong	Independent Supervisor	M	56	2005/6/28 - 2008/6/28	0	0	—	0	No
Yin Yongli	Independent Supervisor	M	68	2005/6/28 - 2008/6/28	0	0	—	0	No
Zhang Jianping	Vice President	M	45	2005/6/28 - 2008/6/28	0	0	—	465	No
Tang Chengjian	Vice President	M	52	2005/6/28 - 2008/6/28	0	0	—	459	No
Zhang Jingming	Company Secretary and Corporate Counselor	M	50	2005/6/28 - 2008/6/28	0	0	—	289	No

Total								5,120

During the Reporting Period, the Company and its subsidiaries have not granted any share option incentive.

Shares held by the above individuals are A shares and represented their personal interests in their capacity as beneficial owners.

5.2	Interests and Short Positions of Directors, Supervisors and Senior Management in Shares, Underlying Shares and Debentures

Other than the shares held by the Company’s directors, supervisors and senior management as set out in paragraph 5.1 above as at 31 December 2007, none of the directors, supervisors or senior management of the Company had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of SFO (Chapter 571 of the Laws of Hong Kong)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies set out under Appendix 10 of the Listing Rules.

As at 31 December 2007, none of the directors, supervisors or senior management of the Company and their respective spouses and children under 18 years of age had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company or any of its associated corporations.

5.3	Implementation of Code of Corporate Governance

The Group complied with all the principles and provisions set out in the Code of Corporate Governance Practices (“the Code”) in Appendix 14 to the Listing Rules in 2007 except for the following deviation:

Code provision A.2.1: Roles of chairman and chief executive officer should be separate.

Deviation: Mr. Rong Guangdao is the chairman and president of the Company.

Reason: Mr. Rong Guangdao has extensive experience in the management of large-scale petrochemical production enterprise. Mr. Rong is the most suitable candidate to serve the positions of the chairman and the president for the Company. For the time being, the Company is unable to identify another person who possesses better or similar abilities and talent than Mr. Rong to serve each of the positions. The same deviation is simultaneously published in “Corporate Governance Report” of the 2007 Annual Report.

5.4	Model Code for Securities Transactions

The Company has adopted and applied the Model Code for Securities Transactions to regulate securities transactions of the directors and supervisors. After making specific queries with all directors and supervisors and obtaining written confirmations from each director and supervisor, the Company has not identified any director or supervisor who did not fully comply with the Model Code for Securities Transactions during the Reporting Period.

6	REPORT OF THE DIRECTORS

6.1	Management Discussion and Analysis

(Unless otherwise specified, financial information included in the “Management Discussion and Analysis” section has been extracted from financial statements prepared under IFRS.)

A.	Operating Results

General — Review of the Company’s Operation during the Reporting Period (Business Review)

In 2007, the world economy maintained relatively fast growth while the global petrochemical industry was still at a prosperous stage. Through strengthening and enhancing macro-economic control measures, China’s economy maintained a solid trend of relatively fast growth, optimized structure, better economic efficiency and improved livelihood. Driven by a relatively fast growth of the domestic economy and a continued boom of the global petrochemical industry, the petrochemical industry in China was able to overcome negative impact such as further rises in international crude oil prices, the inverted domestic market prices for petroleum products and fluctuations in the petrochemical product market, attaining satisfactory results with continued rapid growth and further improvements in economic growth quality. In 2007, the Group fully implemented a overall cost leadership strategy as its main course of action to optimize resource allocation, accelerate structural adjustment, push forward reforms and restructuring and strengthen internal management. As a result, the Company has been able to maintain a stable production operation in general, with the upstream-downstream business chain structure effectively improved and economic efficiency witnessing a substantial increase over the previous year.

(1)	Making further progress in system optimization and maintaining stable operation in general

In 2007, the Group further pushed ahead the effort on optimizing of the feedstock, product structure and fuel and power structure. The Group ensured a safe and stable operation of its production facilities on a long production cycle basis and properly completed successful the scheduled turnaround. Energy conservation and emission reduction measures were implemented, and stable production operation achieved. During the year, the average on-stream availability and the average load factor of the Group’s major production facilities were 93.37% and 95.42%, respectively. Operation of major production facilities remained steady, with the number of non-scheduled suspensions decreased by 8.82% compared to the previous year while the duration of non-scheduled suspensions decreased by 4.02% compared to the previous year. Total production output amounted to 8,964,000 tons, representing an increase of 7.11% over the previous year. No major safety-related incidents or environmental pollution incidents took place during the year.

In 2007, the Group processed 8,938,400 tons of crude oil, generally on a par with the previous year. Production outputs of gasoline, diesel and jet fuel increased by 5.78% over the previous year. The output of gasoline was 645,900 tons, down 15.19% from the previous year; the output of diesel and jet fuel were 2,929,100 tons and 695,700 tons, respectively, representing respective increases of 6.82% and 30.33% over the previous year. Due to the scheduled turnaround of certain key facilities such as ethylene plant, the Group produced 869,400 tons of ethylene and 455,900 tons of propylene, down 9.46% and 11.94%, respectively, compared to the previous year. The Group also produced 1,019,000 tons of synthetic resins and copolymers, representing a decrease of 6.32% from the previous year; 532,400 tons of synthetic fibre monomers, representing a decrease of 3.11% from the previous year; 631,900 tons of synthetic fibre polymers, representing an increase of 4.52% over the previous year; and 307,900 tons of synthetic fibres, representing a decrease of 6.69% from the previous year. Meanwhile, the quality of the Group’s products was consistently maintained at a premium level.

In 2007, the Group’s turnover amounted to RMB55,328.4 million, up 9.35% over the previous year and set a historic high. The Group’s output-to-sales ratio and receivable recovery ratio were 100.07% and 100.04%, respectively. The Group’s annual total import and import and export amount (excluding crude oil imports) was US$1,784 million, up 13.47% over the previous year.

(2)	Market demand for petrochemical products remained robust, with product prices driven up by rising costs

In 2007, domestic demand for petrochemical products remained relatively strong. Due to further increases in energy and raw material prices, prices for a majority of petrochemical products in the domestic market were driven up by rising costs. For the year ended 31 December 2007, the weighted average prices (excluding tax) of the Group’s synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products increased by 4.58%, 1.45%, 13.28% and 3.13%, respectively over the previous year. However, as China’s petroleum product pricing mechanism has yet to conform with the international practice, domestic petroleum product prices remained substantially below costs.

(3)	Impact of crude oil costs

In 2007, international crude oil prices declined initially but rose again later, soaring at high levels and making successive historic highs (the Brent crude oil price recorded a highest closing price of US$95.76 per barrel, while the WTI (“West Texas Intermediate”) crude oil price on the New York Mercantile Exchange recorded a highest closing of US$98.18 per barrel). According to statistics, the 2007 annual average price of Brent crude oil increased by 9.91% over the previous year up to US$72.65 per barrel (2006: US$66.10 per barrel). For the year ended 31 December 2007, the Group processed 8,938,400 tons of crude oil (including the trade of processing with supplied crude oil), representing an increase of 18,100 tons over the previous year. Of this volume, offshore oil accounted for 302,700 tons and imported oil accounted for 8,635,700 tons. Crude oil processed by the Group’s own business account totalled 8,913,000 tons, up 1.17% over the previous year. Of the Group’s cost of sales, crude oil costs accounted for

RMB34,456.3 million or 65.45% of the Group’s annual cost of sales. The average cost of crude oil processed was RMB3,865.85 per ton, up 2.26% over the previous year. The crude oil costs increased by RMB1,148.7 million as compared to 2006.

(4)	Capital expenditure projects proceeded smoothly, with some of newly completed key projects being put into operation successively

In 2007, the Group put a lot of effort on the construction of the structured adjustment projects relating to structural adjustment. The 380,000-ton/year ethylene glycol plant, the 3,300,000-ton/year diesel hydrogenation plant and the 1,200,000-ton/year delayed coking facility commenced operation on 3 March, 18 June and 12 December respectively. The project of adding flue gas desulphurization facilities to the boilers of coal-fired power plant completed the 168-hour test run in late September. The 620-ton/hour steam-boiler and 100 megawatt power generation project successfully commenced power generation and transmission on 30 December. The completion and commencement of such projects laid a solid foundation for the Group’s efforts on structural enhancement, energy conservation and emission reduction.

The Shanghai Secco 900,000-ton/year ethylene joint-venture project between the Group, Sinopec Corp. and BP Chemicals East China Investments Ltd. operated properly in 2007, and 1,003,000 tons of ethylene were produced during the year, representing an increase of 25,000 tons over the previous year.

(5)	Enhancing our systems and effectively carrying out tasks on energy conservation and emission reduction

In 2007, the Group enhanced its systems and fulfilled its duties in accordance with the relevant requirements of the State’s energy conservation and emission reduction policy. The Group established a leadership taskforce on energy conservation and emission reduction to devise the energy conservation and reduction emission planning during the Eleventh Five-year Plan, setting out clear objectives on energy conservation and emission reduction and initiating a wide range of campaigns for “cutting down expenses on fuel, electricity, steam and water”. The oil-fired power station which had been operating for over 30 years was officially closed in 15 September. Accordingly, approximately 300,000 tons/year of residual oil used for power generation can be applied for deep-processing, while reducing approximately 8,000 tons of sulphur dioxide emission per year as well. During the year, a series of energy conservation and emission reduction projects such as cracking furnace renovation, utilization of residual heat from heaters and burner renovation, with specific energy conservation management carried out for heaters which accounted for over 60% of the Group’s total energy consumption. The “biological deodorization technology” developed by the Group was successfully applied on the ethylene glycol plant and the treatment of sulphuric gases, thereby effectively improving the air quality of vicinities. In 2007, the Group’s overall energy consumption per RMB10,000 of product value was 1.563 tons of standard coal, down 10.48% from the previous year. The overall energy consumption was 7,496,000 tons of standard coal, down 4.36% from the previous year. The overall ratio of reaching benchmark from waste water discharge reaching a set standard, industrial waste water discharge volume, hazardous waste treatment rate and the ratio of reaching for gaseous emission reaching a set standard all met the environmental protection standards upon inspection.

(6)	Making progress in the development and application of new technologies and products with reference to the actual production operation needs

In 2007, the Group continued to make progress in the development of new technologies and products with reference to the actual needs of corporate development and production operation. The polyester pilot plant was completed and commenced operation in the first quarter, creating the conditions for the development of new polyester products and adjustment in product-mix adjustment. The studies on industrial application of domestically-made bimodal polyethylene catalyst were successfully completed, laying the foundation for replacing imported catalysts with domestic products. New products such as large diameter low melt droop PE tube pellet and special high-gloss and heat-resistant polypropylene were successively launched in the market. Projects such as the development and application of gasoline blending technology and the heat transmission enhancement technology for cracking furnaces have generated considerable economic gains. Eight research products, including acrylic staple fiber for glossing knitting threads and polypropylene for medical use, were recognized as new high-technology research achievement projects of Shanghai Municipality, thereby obtaining special financial subsidies. As for information system development, projects such as application of advanced control system for the delayed coking and No. 2 ethylene facilities, the Company laboratory management system and the Company emergency control centre were completed and commenced operation during the year. According to statistics, the Group’s output of new products amounted to 793,600 tons during the year; the output value ratio was 17.35%, while the output to sales ratio was 95.96%. A total of 234,300 tons of differentiated synthetic fibres was produced, and the ratio of differentiated synthetic fibres was 76.13%. A total of 788,600 tons of special resin was produced, and the ratio of special resin was 84.22%. Forty patent applications were submitted during the year, of which 39 were invention patents.

(7)	Further enhancement of corporate management and internal reform, with significant results in reforms and clean-up work on auxiliary businesses

In 2007, the Group further enhanced its internal control, the “Three Basics” work (fundamental management, grass-root team building-up and basic skill training) and staff training. Based on the execution of internal control in recent years and inspection results, the Group undertook a comprehensive amendment to The Internal Control Manual of Shanghai Petrochemical and the new edition was adopted on 1 April 2007 upon consideration and approval by the Board. During the year, self-checking and professional review were conducted over the implementation of all procedures and the effectiveness of control with reference to The Guidelines for Internal Control Checking and Assessment, and internal control inspection was also conducted by KPMG. Through the compilation of the guidelines for the implementation of “Three Basics” tasks and the appraisal scoring manual, the professional management of production and facilities was further strengthened. Major production facilities operated in a stable state, with significant improvements witnessed by several technical or economic indicators. By proactively adopting the training approach of centralized management and grade-by-grade implementation, as well as publishing the entire 66-set, 8.72 million-word staff training materials, the Group strengthened the effort on education and training and further enhanced the quality of its staff.

In 2007, the Group actively promoted the implementation of reforms and clean-up work on auxiliary businesses. Nine non-core business enterprises completed reforms and handled relevant business registrations, with 2,011 emloyees involved in the reforms. Meanwhile, the Group conducted the clean-up work on auxiliary businesses through various approaches, including division reforms, transfers and disposals as well as dismissals. 38 projects involving dismissals were completed during the year. By 31 December 2007, the Group reduced its work force by 3,670 employees, which reduction included voluntary resignees and retirees, representing 16% of the total work force of 22,922 employees as at the beginning of the year.

(8)	Analysis of the reasons for the significant increase in operating results for the year

The significant increase in the operating results during the Reporting Period was mainly attributable to the following reasons:

a.	In 2007, the Group’s share of profit of associates and jointly controlled entities and investment income amounted to RMB1,437 million, representing 66.81% of the profit before taxation of RMB2,151 million and was an increase of 149.05% over the previous year. Of this amount, the investment income from Shanghai Secco was RMB588 million, an increase of RMB43 million as compared to the previous year; the gain on disposal of available-for-sale securities transferred from equity amounted to RMB771 million.

b.	After its completion and commencement in March 2007, the new 380,000-ton/year ethylene glycol plant capitalized on the substantial increase in ethylene glycol prices in the domestic market and achieved impressive economic benefits.

Accounting estimates and judgements

The Group’s financial conditions and results of operations are sensitive to accounting methods, assumptions and estimates that underpin the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

Impairments for long lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with IAS 36 “Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets and cash generating units are not readily available. In determining the value in use, expected cash flows generated by the assets are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual values. The Group reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any Reporting Period. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment for bad and doubtful debts

The Group estimates impairment losses for bad and doubtful debts resulting from the inability of the customers to make the required payments. The Group bases the estimates on the aging of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

Allowance for diminution in value of inventories

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. The Group bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

Income tax

As discussed in section 9.6 note 3(a) regarding the prior years’ tax privilege, the directors of the Company consider that it is uncertain whether the relevant tax authorities will retrospectively claim additional EIT from the Company and that it is not possible to reliably estimate the eventual outcome of this matter. Consequently, no provision has been made in these financial statements in respect of the EIT differences arising from prior years.

Summary

The following table sets forth the Group’s sales volumes and net sales (net of sales taxes) for the years indicated (prepared under IFRS):

	For the years ended 31 December
	2007			2006			2005
	Sales Volume (‘000 tons)	Net Sales (Millions of RMB)	% of Total	Sales Volume (‘000 tons)	Net Sales (Millions of RMB)	% of Total	Sales Volume (‘000 tons)	Net Sales (Millions of RMB)	% of Total
Synthetic Fibres	296.0	4,328.7	7.9	337.0	4,711.7	9.4	355.2	4,764.0	10.6
Resins and Plastics	1,549.0	15,878.8	29.3	1,558.9	15,753.3	31.6	1,505.8	13,958.3	30.9
Intermediate Petrochemicals	1,232.4	9,372.7	17.3	1,009.3	6,775.7	13.6	1,010.5	6,556.0	14.5
Petroleum Products	5,376.2	21,036.6	38.8	5,109.8	19,387.6	38.8	5,400.0	17,955.0	39.7
All others	—	3,637.9	6.7	—	3,289.8	6.6	—	1,957.0	4.3

Total	8,453.6	54,254.7	100.0	8,015.0	49,918.1	100.0	8,271.5	45,190.3	100.0

The following table sets forth a summary statement of income for the years indicated (prepared under IFRS):

	For the years ended 31 December
	2007		2006		2005
	Millions of RMB	% of Net sales	Millions of RMB	% of Net sales	Millions of RMB	% of Net sales
Synthetic fibres
Net sales	4,328.7	7.9	4,711.7	9.4	4,764.0	10.6
Operating expenses	(4,410.8)	(8.1)	(4,515.4)	(9.0)	(4,500.6)	(10.0)

Operating profit	(82.1)	(0.2)	196.3	0.4	263.4	0.6

Resins and plastics
Net sales	15,878.8	29.3	15,753.3	31.6	13,958.3	30.9
Operating expenses	(15,222.3)	(28.1)	(14,591.2)	(29.3)	(12,467.6)	(27.6)

Operating profit	656.5	1.2	1,162.1	2.3	1,490.7	3.3

Intermediate petrochemicals
Net sales	9,372.7	17.3	6,775.7	13.6	6,556.0	14.5
Operating expenses	(8,558.9)	(15.8)	(6,095.3)	(12.2)	(5,575.0)	(12.3)

Operating profit	813.8	1.5	680.4	1.4	981.0	2.2

Petroleum Products

Net sales	21,036.6	38.8	19,387.6	38.8	17,955.0	39.7
Other income	93.9	0.2	282.1	0.6	632.8	1.4
Operating expenses	(21,774.7)	(40.2)	(21,367.4)	(42.8)	(19,034.7)	(42.1)

Operating profit	(644.2)	(1.2)	(1,697.7)	(3.4)	(446.9)	(1.0)

Others
Net sales	3,637.9	6.7	3,289.8	6.6	1,957.0	4.3
Operating expenses	(3,489.2)	(6.4)	(3,078.0)	(6.2)	(1,717.2)	(3.8)

Operating profit	148.7	0.3	211.8	0.4	239.8	0.5

Total
Net sales	54,254.7	100	49,918.1	100.0	45,190.3	100.0
Other income	93.9	0.2	282.1	0.6	632.8	1.4
Operating expenses	(53,455.9)	(98.6)	(49,647.3)	(99.5)	(43,295.1)	(95.8)

Operating profit	892.7	1.6	552.9	1.1	2,528.0	5.6
Net financing costs	(177.9)	(0.3)	(165.4)	(0.3)	(179.4)	(0.4)
Investment income	770.7	1.5	—	—	—	—
Share of profits/(losses) of associates and jointly controlled entities	665.9	1.2	576.7	1.1	(61.0)	(0.1)

Profit before tax	2,151.4	4.0	964.2	1.9	2,287.6	5.1
Income tax	(468.3)	(0.9)	(53.2)	(0.1)	(366.3)	(0.8)

Profit after tax	1,683.1	3.1	911.0	1.8	1,921.3	4.3

Attributable to:
Equity shareholders of the Company	1,634.1	3.0	844.4	1.7	1,850.5	4.1
Minority interests	49.0	0.1	66.6	0.1	70.8	0.2

Profit after tax	1,683.1	3.1	911.0	1.8	1,921.3	4.3

RESULTS OF OPERATIONS

The year ended 31 December 2007 compared to the year ended 31 December 2006.

Net sales

The total net sales of the Group increased by 8.69% to RMB54,254.7 million in 2007 compared to RMB49,918.1 million in 2006. In 2007, the demand for petrochemical products remained strong, driving product prices to rise. However, the pace for such increase has slowed down. The weighted average prices of synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products for the year 2007 increased to varying extent as compared to 2006.

(i)	Synthetic fibres

The net sales of synthetic fibre products decreased to RMB4,328.7 million in 2007, representing a 8.13% decrease compared to RMB4,711.7 million in 2006. Although the weighted average price of synthetic fibres had increased by 4.58%, the profit margin of synthetic fibre products was substantially reduced as raw material costs of synthetic fibres remained at high levels. As such, sales volume of synthetic fibres in 2007 decreased by 12.17% as compared to 2006 because the sales volume of certain major synthetic fibre products, except acrylic fibre, had decreased by varying extent in 2007.

Net sales of synthetic fibre products accounted for 7.98% of the Group’s total net sales in 2007, representing a decrease of 1.46% compared to 2006.

(ii)	Resins and plastics

The net sales of resins and plastics increased to RMB15,878.8 million in 2007, representing an increase of 0.80% compared to RMB15,753.3 million in 2006. Weighted average price of resins and plastics in 2007 had increased by 1.45% compared to 2006 and sales volume in 2007 had decreased by 0.64% compared to 2006. Amongst the Group’s resins and plastics products, the sales volume and average sales price of polyester pellet for 2007 increased by 9.41% and decreased by 0.23%, respectively, the sales volumes of polyethylene and polypropylene for 2007 decreased by 9.06% and 2.38%, respectively, while their average sales prices increased by 2.84% and 0.04%, respectively.

Net sales of resins and plastics accounted for 29.27% of the Group’s total net sales in 2007, representing a decrease of 2.29% compared to 2006.

(iii)	Intermediate petrochemicals

The net sales of intermediate petrochemicals increased substantially to RMB9,372.7 million in 2007, representing an increase of 38.33% compared to RMB6,775.7 million in 2006, with the weighted average price of intermediate petrochemicals and sales volume increased by 13.28% and 22.10%, respectively, as compared to 2006. Amongst the Group’s intermediate petrochemical products, the weighted average prices of the Group’s major products such as pure benzene, ethylene glycol and ethylene oxide increased by 20.97%, 34.37% and 13.18%, respectively, while the weighted average prices of ethylene and butadiene decreased by 1.52% and 17.21%, respectively. The sales volumes of pure benzene, ethylene glycol and ethylene oxide increased by 2.09%, 1,924.92% and 109.79%, respectively, except for ethylene and butadiene which their sales volumes had decreased.

The net sales of intermediate petrochemicals accounted for 17.28% of the Group’s total net sales in 2007, representing an increase of 3.71% compared to 2006.

(iv)	Petroleum products

The net sales of petroleum products increased to RMB21,036.6 million in 2007, representing an increase of 8.51% compared to RMB19,387.6 million in 2006, with an increase of 3.13% in the weighted average price as compared to 2006. The weighted average prices of gasoline, diesel oil and jet fuel increased by 3.63%, 5.95% and 4.64%, respectively. Due to the price limits set by the State, the petroleum products’ segment reported a negative profit margin. The Group’s sales volume of gasoline decreased by 7.50%, while the sales volumes of diesel and jet fuel increased by 6.12% and 34.49%, respectively.

The net sales of petroleum products accounted for 38.77% of the Group’s total net sales in 2007, representing a decrease of 0.07% compared to 2007.

(v)	Other activities

Revenues from trading activities increased to RMB3,637.9 million in 2007, representing an increase of 10.58% compared to RMB3,289.8 million in 2006. Such increases in revenue were mainly attributed to increases in the trading volume of petrochemical products.

Operating Expenses

The Group’s operating expenses comprise cost of sales, selling and administrative expenses, other operating expenses and other operating income.

Such operating expenses increased substantially by 7.09% to RMB53,445.9 million in 2007 compared to RMB49,647.3 million in 2006, representing an increase of 7.67%. The operating expenses of resins and plastics, intermediate petrochemicals, petroleum products, and other activities amounted to RMB15,222.3 million, RMB8,558.9 million, RMB21,774.7 million and RMB3,489.2 million, respectively, representing increases of 4.33%, 40.42%, 1.91% and 13.36%, respectively, as compared to 2006. The operating expenses of synthetic fibres amounted to RMB4,410.8 million, representing a decrease of 2.32% compared to 2006.

(i)	Synthetic fibres

The operating expenses of synthetic fibres decreased by RMB104.6 million compared to 2006, primarily due to decrease in the sales volume of synthetic fibres.

(ii)	Resins and plastics

The operating expenses of resins and plastics increased by RMB631.1 million compared to 2006, primarily due to increased costs for raw materials such as ethylene and propylene. Moreover, sales volume of polyester chips increased by more than 40,000 tons, or 9.41%, compared to 2006, which also contributed to the increase in the operating expenses of resins and plastics.

(iii)	Intermediate petrochemicals

The operating expenses of intermediate petrochemicals increased by RMB2,463.6 million compared to 2006, primarily due to increased costs for raw materials such as naphtha.

(iv)	Petroleum products

The operating expenses of petroleum products increased by RMB407.3 million compared to 2006, primarily due to the increase in crude oil price (which is a major production raw material of the Group) which directly led to a significant increase in the operating expenses of petroleum products.

(v)	Other activities

The operating expenses of other activities increased by RMB411.2 million compared to 2006, which was primarily attributable to increased purchasing costs as a result of increased business volume.

Cost of sales

Cost of sales increased to RMB52,646.5 million in 2007, representing an increase of 7.04% compared to RMB49,182.2 million in 2006. Cost of sales accounted for 97.04% of the net sales for 2007, primarily due to a moderate increase in 2007 in crude oil price which was the Group’s major raw material and increase in the the purchase of other raw materials.

(i)	Crude Oil

In 2007, the Group processed 8,938,400 tons of crude oil (of which 25,400 tons imported crude oil were processed on a sub-contracting basis), representing an increase of 18,100 tons compared to 8,920,300 tons in 2006 (of which 110,000 tons imported crude oil were processed on a sub-contracting basis in 2006). The volumes of imported crude oil and offshore crude oil processed by the Group were 8,635,700 tons and 302,700 tons, respectively.

The total cost of crude oil processed by the Group in 2007 amounted to RMB34,456.3 million, representing an increase of 3.45% compared to RMB33,307.6 million in 2006 and accounting for 65.45% of the total cost of sales. The weighted average cost of crude oil for the Group was RMB3,865.85 per ton, representing an increase of 2.26% compared to 2006. The weighted averaged cost of imported crude oil and offshore crude oil were RMB3,871 per ton and RMB3,721 per ton, respectively.

(ii)	Other expenses

The expenses for other ancillary materials were RMB10,022.5 million in 2007, representing an increase of 26.84% compared to RMB7,901.8 million in 2006, which was primarily due to a significant increase in the purchasing costs of intermediate petrochemicals such as propylene and acrylonitrile during the Reporting Period. Depreciation expenses decreased from RMB1,848.5 million in 2006 to RMB1,698.8 million in 2007. Energy and power costs increased to RMB1,190.2 million due to increases in coal prices and electricity tariffs in 2007. Compared to the same period of 2006, labor costs decreased slightly to RMB1,209.0 million because of the decrease in the total number of employees during 2007, while maintenance costs increased to RMB1,023.8 million.

Selling and administrative expenses

Selling and administrative expenses amounted to RMB504.7 million, representing a decrease of 3.31% compared to RMB522.0 million in 2006 primarily due to a decrease in the Group’s cost of sales in its sales operations during the Reporting Period.

Operating profit

Operating profit amounted to RMB892.7 million in 2007, representing a significant increase of 61.46% compared to RMB552.9 million in 2006, which was primarily due to a significant improvement in the Group’s operating efficiency during the Reporting Period.

Other operating income

Other operating income amounted to RMB216.6 million in 2007, a decrease of 27.17% compared to RMB297.4 million in 2006, which was primarily due to a decrease in income from the disposal of property, plant and equipment during the Reporting Period.

Other operating expenses

Other operating expenses increased from RMB240.5 million in 2006 to RMB521.3 million in 2007, representing an increase of 116.76%, which was primarily due to an increase of RMB124.4 million in the Group’s employee reduction expenses in 2007 compared to 2006. In addition, the Group’s provision made for impairments of fixed assets in 2007 increased by RMB150.3 million compared to 2006.

Net financing costs

The Group’s net financing costs were RMB177.9 million in 2006, representing an increase of 7.56% compared to RMB165.4 million in 2006, which was primarily due to the Group’s repayment of loans in an amount of US$175.3 million in 2007. As a result of the appreciation of Renminbi against the US dollar, the Group’s foreign exchange income in 2007 decreased by RMB45.31 million compared to 2006.

Investment income

The Group’s investment income was RMB770.7 million in 2007, mainly due to income from the disposal of available-for-sale securities transferred from equity.

Profit before tax

The Group’s profit before tax was RMB2,151.4 million in 2007, representing an increase of 123.13% compared to RMB964.2 million in 2006.

Income tax

The Group’s income tax increased to RMB468.3 million in 2007, representing a significant increase of 780.26% compared to RMB53.2 million in 2006. Such increase was primarily due to the substantial increase in profit before taxation and an adjustment in income tax rate.

Effective from 1 January 1993, the Group began to enjoy a preferential income tax rate of 15% based on the approval of the State’s tax authorities. According to the relevant taxation regulations issued by the Ministry of Finance and the State Administration of Taxation, the first nine H-Share listed companies (including the Company) were permitted to pay income tax at a rate of 15% for the years of 1996 and 1997. From 1998 to 2006, this tax privilege has not been revoked by the relevant government authorities. During the Reporting Period, the Company was notified by the

Shanghai Municipal Office of the State Administration of Taxation that the income tax rate for 2007 would be adjusted from the previous 15% to 33%. Following the implementation of the “Enterprise Income Tax Law of The People’s Republic of China” since 1 January 2008, the income tax rate of the Group will be unified at 25%.

Profit after tax

Profit after tax was RMB1,683.1 million in 2007, representing an increase of 84.75% compared to RMB911.0 million in 2006.

B.	Analysis of the Company’s principal operations and performance (prepared under China Accounting Standards for Business Enterprises (2006))

1.	Principal operations by segment or product

By segment or product	Operating income	Operating cost	Gross profit margin	Increase/ decrease of operating income compared to the previous year	Increase/ decrease of operating cost compared to the previous year	Increase/ decrease of gross profit margin compared to the previous year
	(RMB`000)	(RMB`000)	(%)	(%)	(%)
Synthetic fibres	4,342,215	4,073,362	6.19	-8.15	-6.83	Decrease 1.33 percentage points
Resins and plastics	15,927,089	14,266,976	10.42	0.80	3.82	Decrease 2.61 percentage points
Intermediate petrochemicals	9,406,507	7,374,649	21.60	38.32	31.74	Increase 3.91 percentage points
Petroleum products	21,997,362	21,622,897	1.70	10.11	1.57	Increase 8.26 percentage points
Others	3,731,514	3,235,785	13.28	-10.58	10.03	Decrease 16.25 percentage points
Including: connected transactions	22,907,085	21,655,983	5.46	13.60	1.84	Increase 10.91 percentage points

Price-setting principles of connected transactions	The directors of the Company (including independent non-executive directors) are of the view that the connected transactions were conducted on normal commercial terms which are no less favourable than those offered to or by any third party, and were conducted in the ordinary course of business. This was confirmed by the independent non-executive directors of the Group.

Description of the necessity and continuity of connected transactions	The purchases by the Company from Sinopec Corp. and its associates of crude oil related materials and sales of petroleum products by the Company to them were conducted in accordance with the State’s relevant policy and applicable State tariffs or State guidance prices. As long as the State does not revoke its control over purchases of crude oil, sales of petroleum products and the pricing thereof, such connected transactions will continue to take place. The Company sold petrochemicals to Sinopec Corp. and its associates and Sinopec Corp. and its associates act as an agency for the sale of petrochemicals in order to reduce the Company’s inventories, expand its trade, distribution and sales networks and improve the Company’s bargaining power with our customers. The Company accepts transportation, design, construction and installation, insurance agency and financial services from Sinopec and its associates in order to secure steady and reliable services at reasonable prices.

2.	Principal operations by geographical location

Unit: RMB’000

Geographical location	Operating income	Increase/decrease of operating income compared to the previous year (%)
Eastern China	50,970,046	6.64
Other regions in China	4,233,635	22.72
Exports	201,006	-14.22

C.	Liquidity and Capital Sources

The Group’s primary sources of capital are operating cash flows and loans from unaffiliated banks. The Group’s primary uses of capital are costs of goods sold, other operating expenses and capital expenditures.

Capital Sources

Net cash inflows from operating activities (prepared under IFRS)

The Group’s net cash inflows provided by operating activities amounted to RM1,442.0 million in 2007, representing a decrease of RMB254.6 million compared to RMB1,696.6 million in 2006. Because of the increase in the costs of the Group’s crude oil which was slightly below the increase in the sales prices of various major products during the Reporting Period, net cash inflows from profit before tax (net of depreciation) amounted to RMB3,853.7 million in 2007, representing an increase of RMB1,065.8 million of net cash flows compared to RMB2,787.9 million in 2006. Increased inventories balance at the end of the year 2007 led to an increase in cash outflows of RMB1,034.6 million in 2007 (as compared with an increase in cash outflows of RMB48.3 million during the same period of 2006). Changes in the year-end amounts of accounts payables, other payables and bills payable led to a decrease in cash outflows of

RMB643.3 million in 2007 (as compared with a decrease in cash outflows of RMB345.6 million during the same period of 2006). Increases in the year-end balances of debtors, bills receivables and deposits led to a decrease in operating cash inflows of RMB387.7 million in 2007 (as compared with a decrease in cash inflows of RMB585.3 million during the same period of 2006 as a result of an increase in such year-end balances). In addition, the Group’s income tax payment increased significantly due to a significant increase in profit during the Reporting Period. In 2007, income tax payment led to a cash outflow of RMB674.5 million (as compared with RMB63.4 million of cash outflow in 2006).

Cash flow breakdowns of the Group during the reporting period (prepared under China Accounting Standards for Business Enterprises (2006))

	2007	2006
	RMB’000	RMB’000
Net cash inflow from operating activities	1,784,572	2,040,679
Net cash outflow from investing activities	(511,231)	(1,352,541)
Net cash outflow from financing activities	(1,272,703)	(1,138,260)

Borrowings

The Group’s total borrowings in 2007 amounted to RMB4,731.3 million, representing a decrease of RMB602.7 million, of which short-term bank loans decreased by RMB180.7 million, the current portion of long-term bank loans increased by RMB2.4 million and long-term loans decreased by RMB424.4 million. On 11 December 2006, the Company issued short-term commercial papers to institution investors within the PRC inter-bank debenture market. The short-term commercial papers had a principal amount of RMB2,000,000,000 with a term of 365 days. Each unit of the commercial papers bore a face value of RMB100 and the commercial papers were issued at the face value of RMB100 each, carrying a par interest rate of 3.83%. The commercial papers had matured on 11 December 2007 and were fully redeemed.

The Group managed to maintain its asset-liability ratio at a safe level by enhancing controls over both liabilities (including borrowings) and financing risks. The Group generally does not experience any seasonality in borrowings. Indeed, due to the nature of the capital expenditures plan, long-term bank loans can be arranged in advance of expenditures while short-term borrowings are used to meet operational needs. The terms of our existing borrowings do not restrict the Group’s ability to pay dividends on its shares.

Liability-to-asset ratio (prepared under IFRS)

The Group’s liability-to-asset ratio was 29.82% in 2007 compared to 29.53% in 2006. The ratio is calculated using this formula: total liabilities/total assets.

D.	Research and Development, Patents and Licenses

The Group generates a number of technology development units, including the Petrochemical Research Institute, the Polyester Fiber Research Institute, the Acrylic Fibre Research Institute and the Environmental Protection Research Institute. These units are charged with various research and development tasks with respect to new technology, new products, new production processes and equipment and environmental protection. The Group’s research and development expenditures for the years ended 2005, 2006 and 2007 were RMB79.5 million, RMB51.6 million and RMB53.5 million, respectively, representing approximately 0.2%, 0.1% and 0.1% of the total sales, respectively, for those years.

The Group was not, in any material aspect, bound by any patents; licenses; industrial, commercial or financial contracts; or new production processes.

E.	Off-Balance Sheet Arrangements

Please refer to section 7.2 — Guarantees and note 31 to the financial statements under IFRS of the full annual report for details of the Group’s external guarantee and capital commitments.

F.	Contractual obligations

The following table sets forth the Group’s obligations to future principal under contracts as of 31 December 2007.

	As of 31 December 2007 Payment due by period
	Total	Less than 1 year	1-3 years	4-5 years
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
Contractual obligations
Short-term loan	3,672,942	3,672,942	—	—
Long-term loan	1,058,316	419,027	634,859	4,430

Total contractual obligations	4,731,258	4,091,969	634,859	4,430

G.	Description of substantial changes in the Company’s major financial data during the reporting period as compared to the previous year (prepared under China Accounting Standards for Business Enterprises (2006))

(Details of reporting items with annual changes of 30% or more and occupying 5% or more of the Group’s total assets at the reporting date or 10% or more of the total profit for the reporting period, together with reasons for the changes.)

Unit: RMB’000

Item	For the years ended 31 December		Increase/ decrease amount	Change (%)	Reason for change
	2007	2006
Operating profit	2,118,437	647,762	1,470,675	227.04	A substantial increase in investment income
Profit before income tax	2,121,094	924,975	1,196,119	129.31	A substantial increase in investment income
Net profit for the year	1,641,166	872,260	768,906	88.15	A substantial increase in investment income
Net profit attributable to equity shareholders of the Company	1,592,110	805,705	786,405	97.60	A substantial increase in investment income
Sales tax and surcharges	1,073,695	681,362	392,333	57.58	Pursuant to the Ministry of Finance’s Document Cai Shui [2006] No.33, the Company paid a 30% consumption tax of the tax payable for naphtha used for continued production of non-taxable consumer goods and external sales
Investment income	1,549,331	663,861	885,470	133.38	Gain on disposal of available-for-sale securities transferred from equity in the stock market increased substantially
Income tax	479,928	52,715	427,213	810.42	Income tax rate adjustment and a substantial increase in profit before income tax

Item	31 December 2007	31 December 2006	Increase/ decrease amount	Change (%)	Reason for change
Bills receivable	1,800,856	1,273,233	527,623	41.44	Discount rate substantially increase, and the Company reduced the discount quantity in the current period
Short-term loans	3,672.942	1,853,692	1,819,250	98.14	The Company redeemed RMB2,000 million of short-term commercial papers in December and borrowed short-term loans to compensate the Company’s funding needs

H.	Analysis of the reporting period’s performance and results of the companies in which the Company has controlling interests or investment interests

As at 31 December 2007, the Company had more than 50% equity interests in the following principal subsidiaries:

Name	Place of registration	Principal activities	Country of its principal activities	Class of legal person shares	Percentage of the equity interests held by the Company	Percentage of the equity interests held by subsidiaries	Registered Capital (‘000)		Net Profit/ (loss) for the year 2007 (RMB ‘000)
Shanghai Petrochemical Investment Development Company Limited	China	Investment management	China	Limited company	100	—	RMB	800,000	45,849
China Jinshan Associated Trading Corporation	China	Import and export of petrochemical products and equipment	China	Limited company	67.33	—	RMB	25,000	14,305
Shanghai Jinchang Engineering Plastics Company Limited	China	Production of polypropylene compound products	China	Limited company	—	50.38	US$	4,750	6,031
Shanghai Golden Phillips Petrochemical Company Limited	China	Production of polypropylene products	China	Limited company	—	60	US$	50,000	148,101
Zhejiang Jin Yong Acrylic Fiber Company Limited	China	Production of acrylic fiber products	China	Limited company	75	—	RMB	250,000	(93,805)
Shanghai Petrochemical Enterprise Development Company Limited	China	Investment management	China	Limited company	100	—	RMB	455,000	(176,196)
Shanghai Golden Conti Petrochemical Company Limited	China	Production of Petrochemical products	China	Limited company	—	100	RMB	545,776	33,348

None of the subsidiaries have issued any debt securities.

The Company’s equity interests in its associates comprised an equity interest of 38.26%, amounting to RMB687.4 million, in Shanghai Chemical Industry Park Development Co., Ltd., a company set up in the PRC; and an equity interest of 20%, amounting to RMB2,087.6 million, in Shanghai Secco Petrochemical Company Limited, a company set up in the PRC. The principal business of Shanghai Chemical Industry Park Development Co., Ltd. consists of planning, developing and operating the Chemical Industry Park in Shanghai, PRC, while the principal business of Shanghai Secco Petrochemical Company Limited is the production of petrochemicals such as ethylene.

Results analysis of the companies in which the Group has controlling interests or investment interests and which affected 10% or more of the Group’s net profit:

Shanghai Secco Petrochemical Company Limited, which is primarily engaged in the production and distribution of petrochemicals, recorded operation income of RMB24,218.6 million and operating profit of RMB289.69 million in 2007.

I.	Major suppliers and customers

The Group’s top five suppliers in 2007 were Sinopec Pipeline Transport & Storage Branch, China International United Petroleum & Chemical Co., Ltd., Sinochem Petroleum Company, Shanghai Secco Petrochemical Company Limited and China National Offshore Oil Corporation. Total costs of purchases from these suppliers accounted for 69% of the total cost of purchases by the Group during the year, amounting to RMB37,093.8 million. The cost of purchases from the largest supplier amounted to RMB22,377.5 million, representing 42% of the total costs of purchases by the Group during the year.

The Group’s top five customers during 2007 were Sinopec Huadong Sales Company, Sinopec Shanghai Gaoqiao Branch, Shanghai Secco Petrochemical Company Limited, Shanghai Chlor-Alkali Chemical Company Limited and Shanghai Petrochemical Asphalt Co., Ltd. The total sales derived from these customers represented 38% of the Group’s total turnover during the year, amounting to RMB21,291.1 million. The sales derived from the largest customer amounted to RMB17,884.4 million, representing 32% of the turnover during the year.

To the knowledge of the Board, none of the directors (or their associates) or shareholders of the Company held any interest in the above suppliers and customers, namely Sinochem International Company, China National Offshore Oil Corporation, Shanghai Chlor-Alkali Chemical Company Limited. Sinopec Transport & Storage Branch, China International United Petroleum & Chemical Company Limited, Sinopec Huadong Sales Company and Sinopec Gaoqiao Branch are subsidiaries of the Company’s controlling shareholder, Sinopec Corp. The Company owns an equity interest of 20% in Shanghai Secco Petrochemical Company Limited and 35% interest in Shanghai Petrochemical Asphalt Co., Ltd.

J.	Others

Employees

As at 31 December 2007, the Company and its subsidiaries (the “Group”) had 19,252 employees in total. Among them, there were 11,067 production staff, 6,769 sales representatives, financial personnel and other personnel and 1,416 administrative staff. There were 30.10% of the employees who had tertiary qualifications or above. The Group is responsible for the retirement insurance for 11,921 people.

Purchase, Sale and Investment

Save and except as disclosed in the annual report, there was no material purchase or sale of our subsidiaries or associates or any other material investments during 2007.

Pledge of Assets

As at 31 December 2007, no fixed asset was pledged by the Group (31 December 2006: RMB nil).

6.2	Company’s Outlook on Future Developments (Business Prospects)

1.	Industry’s trends and competition posed to the Company

In 2008, the global situation will remain relatively stable. Nevertheless, affected by factors such as a volatile financial market and high oil prices, the world economy will continue to grow but at a slower rate, and with increasing uncertainties. Due to the ever-accelrating industrialization, urbanization, marketization and globalization, the economy of China is likely to maintain a steady and relatively fast growth, though the growth rate may witness a moderate decline. The domestic petrochemical market is expected to remain prosperous due to the gradually increasing demand for petroleum, natural gas, petroleum products and major petrochemicals, as driven by economic growth. However, petrochemical companies will still be exposed to a number of challenges as follows: high oil prices that is becoming a long term trend; possible new changes to the business cycle of the global petrochemical industry; the State’s control over prices of domestic petroleum products that has not been loosened up; the impact of a tightening monetary policy, accelerated RMB appreciation, export tax rebates and the EU’s REACH legislation; intensifying market competition caused by rapid expansion of the petrochemicals production capacity, both domestically and overseas; and more stringent requirements on safety, environmental protection, energy conservation and emission reduction as a result of the State’s sustainable development strategy. All the above factors will have certain impact on the production operation of the petrochemical industry in China, adding risks to the operation of petrochemical companies.

In response to the changes in the foreign and domestic macro-economic environment, the Group will strive to intensify reform programs, adjust restructure, capitalize on business opportunities and accelerate development. It will also enhance management and regulate operation, striving to continue to achieve satisfactory operating results in 2008.

2.	The Company’s opportunities, challenges and strategies ahead

2008 will be a crucial year of transition for the implementation of China’s Eleventh Five-year Plan. During the Eleventh Five-year Plan, economic globalization deepens, with all sorts of technological innovations emerging and economic growth drivers diversifying. Between 2006 and 2010, the world economy is expected to grow at an annual average rate of between 3% and 4%, whereas demand for petroleum will grow at an annual average rate of 1% to 2% and demand for ethylene will maintain an annual average growth rate of 4% to 5%. China’s economy will maintain its steady and strong growth, with the domestic demand for petroleum and ethylene expected to increase to around 420 million tons and 26 million tons respectively by 2010.

For China’s petroleum and petrochemical industry, the Eleventh Five-year Plan on the one hand presents room for massive development and a rare opportunity for strategic development: the State will further strengthen and enhance the macro-economic control measures along the lines of changing the economic growth approach and improving the the socialist market economy, so as to facilitate the healthy and rapid development of the national economy. On the other hand, the industry also faces challenges such as more severe constraints over resources; more stringent requirements on environmental protection; difficult tasks on energy conservation and emission reduction; intensifying market competition; the need for improving overall skill and technological standards, and so forth.

During the period of the Eleventh Five-year Plan, the Group will base on a scientific development vision to persist with the development objective of “becoming a first-class China enterprise and an advanced corporation internationally, and building a modernized petrochemical enterprise with world-class competitiveness”. The Group will be committed to matching external expansion with internal development, focusing on internal development as its mission and fully implementing the overall cost leadership strategy. Through the development of the structural adjustment project, the Group will effectively correct deficiencies such as inferior ancillary capacity in oil refining and the lack of full rationality in the petrochemical product mix and in the energy and power structure. Through integrated efforts on technological advancements and structural adjustments, quality enhancements and effective cost reductions, the Group will achieve a transformation and renewal of its obsolete facilities and an optimization and upgrade of its business structure, thereby further capitalizing on the Group’s core operations and enhancing its overall competitiveness and economic efficiency.

3.	New business initiatives for 2008

In 2008, in the face of mounting pressure brought by the continued rise in international crude oil prices and the State’s control on domestic petroleum product prices, as well as the tough challenge posed by the rapidly expanding petrochemical production capacity and intensifying competition, the Group will aim for a full implementation of its overall cost leadership strategy and strive for the building of a harmonious enterprise. It will further optimize its resource allocation; enhance the “Three Basics” management; ensure safety and environmental protection; emphasize energy conservation and emission reduction; speed up reforms and developments; and further enhance the development of team structure and develop corporate culture, with a view to continuously increasing the enterprise’s market competitiveness and improving risk management.

i.	Reinforcing management foundation to ensure smooth and satisfactory production operations

The Group will continue to push forward the “Three Basics” tasks to reinforce the frontline staff’s self-improvement efforts on basic skill training, effectively strengthening the all-encompassing full-process management of safety, production and facilities, so as to lay a solid foundation for the smooth and satisfactory operation of the production facilities. The Group will continue to enforce the HSE management system with every effort and strictly comply with the “Order on Production Safety”, as well as fully implementing the safety and environmental protection accountability system at various levels. The Group will also further reinforce its effort on environmental protection and continue to push for clean production, striving to reduce the emission of “three wastes” and preventing major or serious incidents involving safety, environmental protection or occupational hazards. In addition, the Group will continue to work hard on the “Three Basics” tasks to enhance the operational standards and to achieve higher levels on major technical and economic indices for its facilities. Moreover, the Group will dedicate itself to strengthen the all-round and full-process management of production facilities, giving its best effort to the routine maintenance and large-scale inspection and maintenance turnaround of production facilities.

ii.	Full implementation of the overall cost leadership strategy in light of the challenge posed by high oil prices

The Group will continue to utilize its overall advantage of being vertically integrated combing refining with petrochemical processing to further enhance the effective utilization rate of overall resources, so as to progress towards the objective of becoming an energy-conserving and environment-friendly petrochemical enterprise. The Group will maintain its direction of processing appropriately inferior and heavier crude oil resources to further improve the crude oil resource structure and processing method, so as to accomplish improvements in the business structure, product mix and fuel and power structure. Pursuant to the energy conservation and emission reduction control targets promulgated by the Eleventh Five-year Plan, the Group will further enhance its objective system and responsibility system to enhance an integrated utilization of energy and to carry out good recycling of water resources. The Group will also further enhance its internal control system and management, striving to reduce procurement costs for crude oil, bulk chemical raw material and fuel purchases, operating costs of facilities and various production operation charges, as well as regulating corporate operation acts to reduce operating risks and financial risks.

iii.	Seeking satisfactory and rapid completion of projects through dedicated efforts on corporate development tasks

The Group will accelerate the development of the structural adjustment project and will push ahead with technological innovations, striving to enhance its corporate competitiveness. It will make dedicated efforts on the construction of the structural adjustment project to ensure that the new 600,000-ton/year PX aromatics complex, the new 150,000-ton/year C5 segregation plant, the #3 and #4 boilers of adding flue gas desulphurization facilities to the furnaces of coal-fired power plants, the flue-gas recovery expansion project and the 220,000-volt transformer station alteration project will reach the planned stages on time and in good quality. It will also continue to strive for corporate competitiveness enhancement by advancing technological innovations, with reference to the needs of production operation, optimization adjustment; energy conservation and emission reduction. In addition, the Group will steadily push forward the development of an information system through dedicated efforts on information system security management, installation of advance control systems and enhanced application of systems such as the ERP.

iv.	Making steady progress on institutional and systematic reforms with an emphasis on making overall plans and taking all factors into consideration

The Group will continue to push forward various internal reforms in an active and steady manner, so as to eliminate the institutional, systematic and structural obstacles affecting development. The Group will strive to resolve the settlement tasks on the reform of ancillary businesses by further improving the reformed enterprises tracking mechanism and expressing concerns and support to the reformed enterprises, so as to facilitate their stable and healthy development. It will also continue to make steady efforts on the clean-up work at the subsidiary level according to the principle of focusing on and highlighting the principal operation, with a view to completing the clean-up work within the year. In addition, the Group will focus on the progress and enhancement of reform measures already in place to conscientiously complete the implemented program of professional integrated management and to further improve the relevant business flow and implementation methods, from the perspectives of regulatory flow, efficiency enhancement and quality improvement. Meanwhile, the Group will actively push forward the institutional reform of the Company’s internal business department.

v.	Strengthening the staff contingent building based on the people-first principle

The Group will strive to integrate the all-round development of its staff and the all-round progress of the enterprise to the realization of growth and development. The Group will give its best efforts on staff contingent building, by way of strengthened efforts on staff selection and job position exchanges, as well as an enhancement of the democratic, open, competitive and meritocratic staff selection and assignment system. It will initiate a wide range of activities such as positional drills, technique competitions, operational drills and mentorship scheme, so as to elevate the occupational competence of the staff. In addition, the Group will also reinforce the management knowledge and skill training for the professional and technical staff to raise their professional competence. The Group will also actively carry out publicity and educational campaigns on legal issues, so as to strengthen the legal knowledge and law-abiding spirit of the entire staff, thereby forming a healthy atmosphere of working in strict compliance with the law.

vi.	Cultivating a corporate atmosphere of fairness, justice, solidarity and harmony

The Group will strive to promulgate a culture of harmony, with dedicated efforts to cultivate a corporate atmosphere of fairness, justice, solidarity and harmony. The Group will continue to actively push forward the promulgation of its corporate culture, enriching the content of the “Love your work and do your job conscientiously, be a sensible person; Follow the rules of operation and observe the labour discipline, be an honest person; be courteous and keep your word, be a civilized person” professional ethics practice to effectively strengthen the entire staff’s senses of truthfulness, responsibility and occupation. In addition, the Group will emphasize the development of harmonious labour relation, by dutifully enforcing the “Labour Contract Law” and “Employment Assurance Law” to safeguard the lawful interests of the staff. Moreover, the Group will also further improve the work environment and conditions for the staff, with focused efforts on resolving the practical issues on the staff’s general concern, as well as further enhancing various fringe benefits such as medical insurance and bodychecks and the supplementary staff livelihood security system, so as to reinforce the staff’s sense of belonging to the Group.

4.	The risks to which the Company may be exposed to in its future development

i.	The cyclical characteristics of the petroleum and petrochemical industry as well as the volatility of crude oil and refinery products’ prices may have an adverse impact on the Group’s operation and production.

A large part of the Group’s revenue is derived from the sale of petrochemicals. Historically, such products have been cyclical in nature and sensitive towards the supply and prices of raw materials as well as towards the overall economic situations. The markets where many of the Group’s products are available respond sensitively to changes in industrial output and output level, the conditions of regional and global economies, cyclical changes in the prices and supply of substitutes, and changes in consumer demand. The above factors have a major impact, from time to time, on the prices of the Group’s products available on the regional and global markets. Historically, these markets have experienced short supply during various periods which led to an increase in prices and profits, followed by a period of increased output which might result in oversupply and a decline in prices and profits. Given the reduction of tariffs and other import restrictions as well as China’s relaxed control over the distribution and pricing of products, many of the Group’s products will be subject to the impact of the petrochemical cycle of the regional and global markets. In addition, the prices of crude oil and petrochemicals will remain volatile and uncertain. Increased crude oil prices and fallen petrochemicals prices are likely to have an adverse impact on the Group’s business, operating results and financial condition.

ii.	Substantial capital expenditures and financing requirements are needed for the Group’s development plans, presenting a number of risks and uncertainties.

The petrochemical industry is a capital intensive sector. The Group’s capability to maintain and increase income, net income and cash flows has a bearing upon ongoing capital expenditures. The Group’s capital expenditures amounted to approximately RMB2,134.1 million for 2007 (2006: RMB2,008.8 million), which were met by financing activities and part of the Group’s internal funds. As at 31 December 2007, Sinopec Corp. (as the Group’s controlling shareholder) provided guarantee to the Group’s US$1.25 million long-term borrowings (2006: US$2.7 million).

The Group’s capability to secure external financing in the future is subject to a number of uncertainties which include:

•	the Company’s operating results, financial condition and cash flow in future;

•	China’s economic conditions and the market conditions for the Group’s products;

•	financing costs and conditions of the financial market; and

•

grant of government approval documents and other risks associated with the development of infrastructure projects in China, and so forth. The Company’s failure to secure sufficient financing required for operation or development plans may have an adverse impact on the Group’s business, operating results and financial condition.

iii.	The Group may be exposed to intensifying competition.

Eastern China, a major market of the Group, has been experiencing a stronger economic growth and a higher demand for petrochemicals than other regions, which the Company believes, will prompt rival petrochemical companies to attempt to expand their sales and set up their sales networks in our major markets. This tendency is believed to continue and may intensify. Intensifying competition may have a material adverse impact on the Group’s financial condition and operating results.

iv.	The Group may not be able to pass on all increased costs due to rising crude oil prices.

At present, a significant amount of crude oil is being consumed by the Group for the production of petrochemical products. The Group attempted to mitigate the effect of increased costs due to rising crude oil prices by passing on the increased costs to the Group’s customers. However, whether the Group’s ability to pass on the increased costs to its customers is subject to the market conditions and the State’s control. Because there was a time lag between rising crude oil prices and increasing petrochemical products prices, and that the State imposes stringent control over petroleum product prices, rising crude oil prices cannot be totally offset by increasing the sales prices of the Group’s products. This may have a major adverse impact on the Group’s financial condition, operating results or cash flow.

v.	The Group’s business operations may be affected by existing or future environmental protection regulations.

The Group is subject to the scrutiny of a number of environmental protection laws and regulations in China. Such laws and regulations permit the government to:

•	levy a tax on emission of wastes;

•	levy a fine and a charge on acts that have seriously damaged the environment; and

•

shut down any facilities which are not in compliance with the law, and request that a rectification be made or that the operation which is damaging the environment be suspended, all of which at the judgement of the Central Government.

Wastes are produced during the Group’s production operation. Besides, operating permits are required for the Group’s production equipment, and such permits may be subject to renewal, revision or revocation. The Group’s operations are in full compliance with all applicable Chinese environment protection laws and regulations already promulgated and being enforced. However, the State has already enforced strict laws and environmental standards and may enforce stricter laws and stricter environmental standards. The Group cannot assure that the State or local governments will not enact more regulations or more strictly enforce certain (existing) regulations which may cause additional expenses on environmental protection measures.

vi.	The Group will be under a longstanding impact of competition and imported products from foreign companies upon China’s accession to the World Trade Organization (“WTO”).

As a member state of WTO, China has undertaken to lift or reduce some tariffs and non-tariff barriers imposed on foreign players in the Chinese domestic petrochemical market, while such barriers used to benefit us. In particular, the tax rates of tariffs imposed on imported petrochemicals which are in competition with the Group’s products have been reduced, and

•	participation by foreign companies in investing in China’s domestic petrochemical industry has been permitted to increase;

•	restrictions on import of crude oil by non-state-owned companies will be relaxed gradually;

•	foreign investment enterprises will be granted with the right to import and trade in petrochemical products; and

•	foreign companies will be permitted to distribute and market petroleum products in China’s domestic retail and wholesale markets.

If these measures are implemented, the Group will consistently be affected by intensified competition and import from overseas. The Group believes that China’s accession to the WTO will bring about a substantial amount of investments and businesses to China and accordingly, more opportunities will be available for the Group’s product sales. The Group also truly believes that its products have been and will be able to maintain their competitiveness against products imported into China. However, tariff breaks on imported products may reduce the cost of imported products or may have an adverse impact on the revenues from the sale of some of our products, including a small number of major products. On the other hand, the Chinese Government may also lower the tariffs on our production equipment to be imported by us in future and lift the existing restrictions on the use of imported raw materials. Although the Group is confident that it is able to capitalize on new sales opportunities, the eventual impact of China’s accession to the WTO on our business and operating results remains to be seen.

vii.	The Group’s profits, dividends and cash and cash equivalents may be reduced due to fluctuations in the value of the Renminbi.

The People’s Bank of China has set the conversion of Renminbi into foreign currencies, including US dollars. On July 21, 2005, the PRC government significantly changed its policy of pegging the value of the Renminbi to the US dollar by permitting the Renminbi to fluctuate within a narrow band against a basket of certain foreign currencies. Since the adoption of this new policy, the value of the Renminbi against the US dollar has fluctuated daily within a narrow band. During 2007, RMB witnessed a relatively substantial appreciation against the US dollar because of factors such as a depreciation of the US dollar. In addition, the PRC government continues to receive significant international pressure to further liberalize its currency policy, and as a result may further change its currency policy. A small portion of our cash and cash equivalents is denominated in foreign currencies, including the US dollar. Any increase in value of the Renminbi against other currencies, including the US dollar, may decrease the Renminbi value of our cash and cash equivalents that are denominated in foreign currencies. On the other hand, most of our revenues is denominated in Renminbi but a major part of our procurement of crude oil, certain equipment and certain debt repayments are denominated in foreign currencies. Any devaluation of the Renminbi in the future will increase our costs and jeopardize our profitability. Any devaluation of the Renminbi may also have an adverse impact on the value of dividends payable in foreign currencies by the Company for H shares and American Depository Receipts.

viii.	Risks of the possibility of a higher tax rate.

In June 2007, the State Administration of Taxation issued a notice stating that the first nine joint-stock enterprises authorized by the State Council to issue shares in Hong Kong in 1993 were still adopting expired preferential tax policies, and that the relevant local taxation authorities should correct the situation immediately. The discrepancies between the income taxes for the previous years calculated by the expired preferential tax rates and the income taxes calculated by the applicable tax rates should be treated in accordance with the relevant regulations stipulated by the “Law on the Administration of Taxation Collection of The People’s Republic of China”.

The Company is among the afore-mentioned nine companies and applied the preferential corporate income tax rate of 15% in the previous years. After receiving the notice from Shanghai Municipal Office of the State Administration of Taxation in August 2007, the Company has adjusted the 2007 income tax rate from the previous 15% to 33%. Currently, the Company is uncertain whether the local taxation authority will demand retroactive payment of the income tax differences for the previous years, and is unable to estimate reliably the final results and possible risks regarding the matter. Following the implementation of the “Enterprise Income Tax Law of The People’s Republic of China” on 1 January 2008, the income tax rate of the Group will be unified at 25%. Meanwhile, as the Company’s 15% tax rate has become invalid, the past results of the Company may not be applied to project the Company’s future results.

ix.	Risks regarding the control by the majority shareholder.

Sinopec Corp., the controlling shareholder of the Group, owns 4,000,000,000 shares of the Group, representing 55.56% of the total share capital of 7,200,000,000 shares and assumes an absolute controlling position. Sinopec Corp. may, by taking advantage of its controlling position, exercise influences over the Group’s production operation, funds allocations, appointments or removals of senior staff, etc, thereby producing an adverse impact on the Group’s production operation as well as shareholders’ interests.

x.	Risks regarding the failure to complete the share reform.

The Company initiated its first share reform proposal in October 2006, but the first share reform proposal failed to obtain approvals by shareholders of the circulating A shares because such shareholders were not satisfied with the share reform proposal. In December 2007, the Company initiated the second share reform proposal, but the second share reform proposal was again rejected. According to the relevant regulations, starting from 8 January 2007, Shanghai Stock Exchange began to adopt a special arrangement of differentiated systems for listed companies that were unable to complete share reform, which involved the arrangement that the range of share price movement for such A shares were unitarily adjusted up or down by 5%, with a trading information disclosure system equivalent to that of ST and ST* stocks applied for such stocks. The Company does not rule out the possibility that the CSRC and Shanghai Stock Exchange may, depending on market conditions, introduce further arrangements of differentiated systems in a gradual manner for companies which have not yet completed the share reform. In addition, the CSRC will keep paying special attention to the implementation of share reform by the listed companies which have not yet implemented share reform when reviewing any securities-related applications by such listed companies, their substantial shareholders or ultimate controllers. Such regulations may have an adverse impact on the operating environment, market image and market financing activities of the Company.

6.3	Principal Operations by Segment and Product

Please refer to section 6.1

6.4	Principal Operations by Geographical Location

Please refer to section 6.1

6.5	Projects from Non-raised Capital

In 2007, the capital expenditure of the Group amounted to RMB2,134.1 million, representing an increase of 6.24% or RMB125.3 million as compared to RMB2,008.8 million in 2006. Major projects include the following:

Project Name	Total project investment RMB million	Project progress as at 31 December 2007
600,000-ton/year PX aromatics complex	1,001.5	Under construction
1,200,000-ton/year delayed coking facility	874.0	Completed
620-ton/hour steam-boiler and 100 megawatt power generation project	672.7	Completed

Total	2,548.2

The Group’s capital expenditure for 2007 is estimated at approximately RMB 2,500 million.

6.6	Plan for Profit Appropriation or Additions to Statutory Reserves by the Board

Under the China Accounting Standards for Business Enterprises, the 2007 net profit of the Company amounted to RMB1,924,334,000; after RMB192,434,000 was made to the statutory surplus reserve under the statutory 10% rate, profit available for distribution to shareholders amounted to RMB1,731,900,000. The Board proposed to declare a final dividend of RMB0.90 (inclusive of tax) per 10 shares. With reference to the total number of shares of 7,200,000,000 for the year ended 31 December 2007, the total dividend amount will be RMB648 million.

7	MAJOR EVENTS

7.1	Disposal of assets

On 12 December 2007, the Company transferred to China Ping An Trust & Investment Co., Ltd., by way of an electronic bidding at the Shanghai United Assets and Equity Exchange, 7,604,140 shares of Guotai Junan Securities Co. Ltd. held by the Company (the “Guotai Junan Shares”), and 617,917 shares of Guotai Junan Asset Management Co., Ltd held by the Company (the “Guotai Management Shares”), for a consideration of RMB175,000,000. Of this amount, the considerations for the Guotai Junan Shares and the Guotai Management Shares were RMB173,813,600 and RMB1,186,400 respectively. On 19 December 2007, the Board of the Company considered and approved the relevant resolution in relation to the transaction and agreed to the transaction.

Based on the asset appraisal reports, Zhong Feng Ping Bao Zi (2007) No. 050 ( (2007)  050 ) and Zhong Feng Ping Bao Zi (2007) No. 051 ( (2007)  051 ), which were prepared by Beijing Zhong Feng Asset Appraisal Co., Ltd. ( ), a company qualified to carry on securities business, the Guotai Junan Shares and the Guotai Management Shares were valued at RMB65,547,700 and RMB1,186,400 respectively as at the appraisal date of 31 December 2006. The total value of the Shares was valued as RMB66,734,100. As at 31 December 2006, the audited book value of the Guotai Junan Shares and the Guotai Management Shares was RMB7,084,300 and RMB575,700 respectively, giving a total value of RMB7,660,000. Through the transaction, the Company recorded a net income of RMB166,257,300 (before taxation).

Details in relation to the matter were disclosed in “China Securities Journal”, “Shanghai Securities News”, and the websites of HKEx, SSE and the Company on 21 December 2007.

6.6	Plan for Profit Appropriation or Additions to Statutory Reserves by the Board

Under the China Accounting Standards for Business Enterprises, the 2007 net profit of the Company amounted to RMB1,924,334,000; after RMB192,434,000 was made to the statutory surplus reserve under the statutory 10% rate, profit available for distribution to shareholders amounted to RMB1,731,900,000. The Board proposed to declare a final dividend of RMB0.90 (inclusive of tax) per 10 shares. With reference to the total number of shares of 7,200,000,000 for the year ended 31 December 2007, the total dividend amount will be RMB648 million.

7	MAJOR EVENTS

7.1	Disposal of assets

On 12 December 2007, the Company transferred to China Ping An Trust & Investment Co., Ltd., by way of an electronic bidding at the Shanghai United Assets and Equity Exchange, 7,604,140 shares of Guotai Junan Securities Co. Ltd. held by the Company (the “Guotai Junan Shares”), and 617,917 shares of Guotai Junan Asset Management Co., Ltd held by the Company (the “Guotai Management Shares”), for a consideration of RMB175,000,000. Of this amount, the considerations for the Guotai Junan Shares and the Guotai Management Shares were RMB173,813,600 and RMB1,186,400 respectively. On 19 December 2007, the Board of the Company considered and approved the relevant resolution in relation to the transaction and agreed to the transaction.

Based on the asset appraisal reports, Zhong Feng Ping Bao Zi (2007) No. 050 ( (2007) 050 ) and Zhong Feng Ping Bao Zi (2007) No. 051 ( (2007)  051 ), which were prepared by Beijing Zhong Feng Asset Appraisal Co., Ltd. ( ), a company qualified to carry on securities business, the Guotai Junan Shares and the Guotai Management Shares were valued at RMB65,547,700 and RMB1,186,400 respectively as at the appraisal date of 31 December 2006. The total value of the Shares was valued as RMB66,734,100. As at 31 December 2006, the audited book value of the Guotai Junan Shares and the Guotai Management Shares was RMB7,084,300 and RMB575,700 respectively, giving a total value of RMB7,660,000. Through the transaction, the Company recorded a net income of RMB166,257,300 (before taxation).

Details in relation to the matter were disclosed in “China Securities Journal”, “Shanghai Securities News”, and the websites of HKEx, SSE and the Company on 21 December 2007.

7.2	Guarantees

Unit: RMB’000

The Group’s External Guarantees (excluding guarantees to subsidiaries with controlling interests)
Guaranteed entities	Date	Guarantee amount	Type of guarantee	Guarantee period	Guarantee expired	Guarantee for a connected party
Shanghai Jinpu Plastics Packaging Material Company Limited	20 July 2007	14,500	Joint guarantee	20 July 2007 — 20 July 2008	No	Yes
Others	21 December 2004	16,247	Joint guarantee	21 December 2004 — 21 December 2009	No	Yes
Amount of guarantees signed during the Reporting Period						(19,003)
Amount of guarantees at the end of the Reporting Period						30,747
Group’s guarantees to subsidiaries
Amount of guarantees to subsidiaries signed by the Company during the Reporting Period						191,500
Amount of guarantees to subsidiaries at the end of the Reporting Period						545,000
Total guarantee amount (including guarantees to subsidiaries)
Total guarantee amount						575,747
Total guarantee amount as a percentage of net asset value (Under China Accounting Standards for Business Enterpries (2006)) of the Company (%)						2.70
of which:
Amount of guarantee provided for shareholders, the de facto controller or the other connected parties						—
Amount of debt guarantee provided for the companies with liabilities to assets ratio of over 70% directly or indirectly						558,250
Total amount of guarantee is over 50% of the net asset						—
Total guarantee amount of the above three items						558,250

7.3	Major Connected Transactions

7.3.1 Continuing connected transactions (Prepared under China Accounting Standards for Business Enterprises)

Type of transactions	Related parties	Amount RMB’000	Percentage of total amount of the type of transaction (%)
Income from sale of products and services	Sinopec Huadong Sales Company	17,884,389	32.28
	Other related parties	5,022,696	9.07
Purchases	Sinopec Transport and Storage Company	22,377,518	41.58
	Other related parties	16,356,661	30.39
Installation fees	Sinopec and its subsidiaries	206,256	34.78
Transportation costs	Sinopec Transport and Storage Company	254,128	67.58

This includes: an amount of RMB20,853,142,000 for the connected transactions in respect of the sale of products or the provision of labor services to the controlling shareholder and its subsidiaries by the listed company during the Reporting Period.

On 13 December 2007, the Company’s 2007 extraordinary general meeting considered and approved the Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement for 2008 to 2010, and approved the annual caps for the relevant connected transactions for the years ending 31 December 2008, 31 December 2009 and 31 December 2010.

7.3.2 Connected creditor’s rights and liabilities

Unit: RMB’000

		Funds provided to connected parties		Funds provided by connected parties to the Company
Connected party	Connected relationship	Net transaction	Balance	Net transaction	Balance
Sinopec Corp.	Controlling shareholder	—	—	—	—
Holding Company and other subsidiaries of Sinopec Corp.	Actual controller and other subsidiaries	(41,068)	44,661	31,348	66,691

Total		(41,068)	44,661	31,348	66,691

*	Cause of connected creditor’s rights and liabilities: As at the end of the Reporting Period, the balance of funds provided by the Group to connected parties mainly consisted of the RMB40,000,000 balance of a trust loan provided to the Group’s associate Shanghai Jinpu Plastics Packaging Material Company Limited, as well as the outstanding receivables arising from the Group’s product sales to associates.

7.4	Performance of undertakings

During and until the Reporting Period, there were no undertaking by the Company or Shareholders with shareholdings of over 5%.

7.5	Other major events and factors, and analysis of solutions

7.5.1 Analysis of securities investments

No	Type of Securities	Stock code	Abbreviation	Initial investment cost (RMB)	Number of shares held (share)	Book value at the end of the Reporting Period (RMB)	Percentage of total securities investment (%)	Gain/loss in the Reporting Period
1	Stock	600837	HTSEC	11,164,000.00	4,952,049	223,353,756.47	47	0
2	Stock	600000	SPDB	2,928,958.12	4,000,000	211,200,000.00	44	628,270,571.83
3	Stock	600527	JNGX	1,280,865.93	2,835,833	44,238,994.80	9	19,609,518.94
Other securities investment held at the end of the Reporting Period				—	—	—	—	—
Gain/loss of the sold securities investment in the Reporting Period				—	—	—	—	122,844,286.65

Total				15,373,824.05		478,792,751.27	100	770,724,377.42

7.5.2 Trading in the shares of other listed companies

Stock	Number of shares held at the beginning of the Reporting Period (shares)	Number of shares sold during the Reporting Period (shares)	Number of shares held at the end of the Reporting Period (shares)	Amount of capital used (RMB)	Resulting investment gain (RMB)
Sold SPDB	20,485,100	16,485,100	4,000,000	—	628,270,571.83
Sold JNGX	4,113,900	1,278,067	2,835,833	—	19,609,518.94
Sold NHPRECL	289,980	289,980	—	—	5,959,846.73
Sold ZXDQ	3,036,250	3,036,250	—	—	88,016,385.73
Sold CSGM	124,114	124,114	—	—	1,704,200.00
Sold TJRP	60,000	60,000	—	—	558,587.70
Sold LJHG	307,340	307,340	—	—	783,253.49

During the Reporting Period, the investment gain from sale of new shares subscribed in offerings was: nil.

7.6	Internal Control

The Board has issued a self-evaluation report on the Company’s internal control and the auditors have issued a report.

7.7	Purchase, sale and redemption of shares

During the year, the Company and its subsidiaries did not purchase, sold or redeem any shares of the Company.

8	REPORT OF THE SUPERVISORY COMMITTEE

8.1	Meetings of the Supervisory Committee during the Reporting Period

Five meetings of the Supervisory Committee were convened during the Reporting Period, main content are as follows:

(i)	The ninth meeting of the fifth session of the Supervisory Committee was convened on 28 March 2007, and the following was considered and approved:

(a)	the work report of the Supervisory Committee for the year 2006;

(b)	the annual report of the Company for the year 2006;

(c)	the Supervisory Committee’s comments and recommendations on the Company’s operating results for the year 2006;

(ii)	The tenth meeting of the fifth session of the Supervisory Committee was convened on 25 April 2007 (by correspondence), and the following was considered and approved:

(a)	the 2007 first quarterly report of the Company;

(b)	the Supervisory Committee’s comments and recommendations on the Company’s operating results for the 2007 first quarterly report.

(iii)	The eleventh meeting of the fifth session of the Supervisory Committee was convened on 23 August 2007, and the following was considered and approved:

(a)	the 2007 interim report of the Company;

(b)	the Supervisory Committee’s comments and recommendations on the Company’s operating results for the 2007 interim report.

(iv)	The twelfth meeting of the fifth session of the Supervisory Committee was convened on 18 October 2007 (by correspondence). The relevant matters regarding the Company’s 2008-2010 continuing connected transactions were considered and approved.

(v)	The thirteenth meeting of the fifth session of the Supervisory Committee was convened on 25 October 2007 (by correspondence), and the following was considered and approved:

(a)	the 2007 third quarterly report of the Company;

(b)	the Supervisory Committee’s comments and recommendations on the Company’s operating results for the 2007 third quarterly report.

8.2	Work carried out by the Supervisory Committee during the Reporting Period

During the Reporting Period, members of the Supervisory Committee discharged their duties diligently; conducted meetings on a regular basis; focused on improving the quality of meeting deliberation and attended Board meetings. The Supervisory Committee is of the view that the Company operated in compliance with the law, with its internal control system established and enhanced, and the decision-making process lawful and in compliance with the regulations. No breaches of laws, regulations, the Articles of Association or acts that damage the Company’s interests were discovered as the directors and senior management of the Company discharge their duties with the Company. The financial statements truthfully reflected the Company’s financial position and operating results. During the Reporting Period, the Company has not raised any funds. No damage on the shareholders’ interest of loss of asset for the Company was discovered as the Company disposed of its assets. Connected transactions were fair and just and no damage on the Company’s interest was discovered. During the Reporting Period, the accounting firm did not issue any non-standard auditing report.

9	FINANCIAL REPORT

9.1	Audit Opinion

Huazhen	AUDITORS’ REPORT ON FINANCIAL STATEMENTS PREPARED UNDER CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES

KPMG-B(2008) AR No.0506

To the shareholders of

Sinopec Shanghai Petrochemical Company Limited:

We have audited the accompanying financial statements of Sinopec Shanghai Petrochemical Company Limited (the Company), which comprise the consolidated balance sheet and balance sheet as at 31 December 2007, the consolidated income statement and income statement, the consolidated statement of changes in equity and statement of changes in equity, the consolidated cash flow statement and cash flow statement for the year then ended, and notes to the financial statements.

Management´s Responsibility for the Financial Statements

The Company’s management is responsible for the preparation of these financial statements in accordance with China Accounting Standards for Business Enterprises (2006) issued by the Ministry of Finance of the People’s Republic of China. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor´s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China Standards on Auditing for Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor´s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity´s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements comply with the requirements of China Accounting Standards for Business Enterprises (2006) issued by the Ministry of Finance of the People’s Republic of China and present fairly, in all material respects, the consolidated financial position and financial position of the Company as at 31 December 2007, and the consolidated results of operations and results of operations and the consolidated cash flows and cash flows of the Company for the year then ended.

KPMG Huazhen	Certified Public Accountants Registered in the People’s Republic of China
Hu Qiong
Beijing, the People’s Republic of China	Wang Wenli
7 April 2008

9.2	Financial Statements Prepared under China Accounting Standards for Business Enterprises

Balance sheet

	As at 31 December
	Group		Company
	2007 RMB’000	2006 RMB’000	2007 RMB’000	2006 RMB’000
Assets
Current assets
Cash at bank and on hand	893,165	894,650	634,533	551,693
Bills receivable	1,800,856	1,273,233	1,669,202	980,026
Trade debtors	563,093	624,890	420,734	347,630
Advance payments	123,939	350,895	105,211	328,882
Other receivables	254,420	234,324	213,481	241,935
Inventories	5,197,849	4,163,256	4,780,473	3,584,431

Total current assets	8,833,322	7,541,248	7,823,634	6,034,597

Non-current assets available-for-sale financial assets	478,793	105,185	434,554	81,994
Long-term equity investments	3,543,769	3,463,444	5,081,193	4,917,355
Investment property	512,793	501,904	569,326	584,247
Fixed assets	15,259,283	13,606,924	13,753,579	11,842,516
Construction in progress	965,463	2,009,797	940,491	2,006,056
Intangible assets	597,897	605,719	460,638	496,160
Long-term deferred expenses	173,807	185,180	167,582	176,213
Deferred tax assets	129,207	36,102	126,519	36,102

Total non-current assets	21,661,012	20,514,255	21,533,882	20,140,643

Total assets	30,494,334	28,055,503	29,357,516	26,175,240

Liabilities and shareholders’ equity
Current liabilities
Short-term loans	3,672,942	1,853,692	3,289,642	1,618,692
Bills payable	300,575	42,726	285,594	1,141
Trade creditors	1,913,118	1,510,688	1,797,640	879,972
Receipts in advance	429,516	403,620	397,112	373,774
Employee benefits payable	85,651	89,458	68,212	39,800
Taxes payable	70,533	269,498	46,333	271,382
Interest payable	11,796	26,386	11,796	26,386
Other payables	1,236,529	397,382	1,585,040	604,183
Short-term debentures payable	—	2,000,000	—	2,000,000
Current portion of non-current liabilities	419,027	416,645	259,097	383,034

Total current liabilities	8,139,687	7,010,095	7,740,466	6,198,364

Non-current liabilities
Long-term loans	639,289	1,063,654	450,000	873,710
Deferred tax liabilities	150,170	24,672	137,186	22,987
Other non-current liabilities	261,753	251,350	261,753	251,350

Total non-current liabilities	1,051,212	1,339,676	848,939	1,148,047

Total liabilities	9,190,899	8,349,771	8,589,405	7,346,411

Shareholders’ equity
Share capital	7,200,000	7,200,000	7,200,000	7,200,000
Capital reserve	3,203,842	2,878,227	3,171,623	2,868,675
Surplus reserve	4,766,408	4,573,974	4,766,408	4,573,974
Retained earnings	5,829,194	4,717,518	5,630,080	4,186,180

Total equity attributable to equity holders of the Company	20,999,444	19,369,719	—	—
Minority interests	303,991	336,013	—	—

Total equity	21,303,435	19,705,732	20,768,111	18,828,829

Total liabilities and shareholders’ equity	30,494,334	28,055,503	29,357,516	26,175,240

Income statement

	For the years ended 31 December
	Group		Company
	2007	2006	2007	2006
	RMB’000	RMB’000	RMB’000	RMB’000
Operating income	55,404,687	51,478,855	50,074,300	45,258,463
Less: Operating costs	50,573,669	47,940,228	45,729,716	42,378,529
Business taxes and surcharges	1,073,695	681,362	1,060,568	673,002
Selling and distribution expenses	504,712	521,990	417,220	416,050
General and administrative expenses	2,268,946	2,126,485	1,897,274	1,828,254
Financial expenses	177,926	165,389	141,419	128,483
Impairment loss	236,633	59,500	233,873	46,387
Add: Investment income	1,549,331	663,861	1,739,783	754,591
Including: income from investment in associates and jointly controlled entities	655,897	566,682	628,075	544,599

Operating profit	2,118,437	647,762	2,334,013	542,349
Add: Non-operating income	121,441	414,646	114,534	353,011
Less: Non-operating expenses	118,784	137,433	104,039	118,662
Including: loss from disposal of non-current assets	51,790	63,817	38,825	57,855

Profit before income tax	2,121,094	924,975	2,344,508	776,698
Less: Income tax	479,928	52,715	420,174	1,793

Net profit	1,641,166	872,260	1,924,334	774,905

Attributable to:
Equity shareholders of the Company	1,592,110	805,705	—	—
Minority shareholders	49,056	66,555	—	—
Basic and diluted earnings per share	RMB0.221	RMB0.112	—	—

Cash flow statement

		For the years ended 31 December
		Group		Company
		2007	2006	2007	2006
	Note	RMB’000	RMB’000	RMB’000	RMB’000
Cash flows from operating activities:
Cash received from sale of goods and rendering of services		64,955,246	60,084,837	57,801,225	52,519,391
Refund of taxes		—	65,135	—	52,285
Other cash received relating to operating activities		9,796	298,227	5,787	287,499

Sub-total of cash inflows		64,965,042	60,448,199	57,807,012	52,859,175

Cash paid for goods and services		(59,334,641)	(55,530,913)	(52,865,186)	(48,796,554)
Cash paid to and for employees		(2,050,838)	(1,812,453)	(1,423,536)	(1,223,096)
Cash paid for all types of taxes		(1,491,320)	(826,167)	(1,416,608)	(743,124)
Other cash paid relating to operating activities		(303,671)	(237,987)	(267,053)	(220,505)

Sub-total of cash outflows		(63,180,470)	(58,407,520)	(55,972,383)	(50,983,279)

Net cash inflow from operating activities	(1)	1,784,572	2,040,679	1,834,629	1,875,896

Cash flows from investing activities:
Cash received from disposal of investments		1,114,701	351,178	891,863	129,167
Cash received from investment income		393,062	47,596	685,818	173,383
Net cash received from disposal of fixed assets, intangible assets		68,708	254,843	56,808	143,712
Other cash received relating to investing activities		46,421	56,827	37,884	49,153

Sub-total of cash inflows		1,622,892	710,444	1,672,373	495,415

Cash paid for acquisition of fixed assets, intangible assets		(2,134,123)	(2,008,779)	(1,998,473)	(1,777,989)
Cash paid for acquisition of investments		—	(54,206)	—	—

Sub-total of cash outflows		(2,134,123)	(2,062,985)	(1,998,473)	(1,777,989)

Net cash outflow from investing activities		(511,231)	(1,352,541)	(326,100)	(1,282,574)

Cash flows from financing activities:
Proceeds from issuance of debentures		—	2,977,800	—	2,977,800
Proceeds from borrowings		17,605,887	13,936,126	17,062,587	13,478,955

Sub-total of cash inflows		17,605,887	16,913,926	17,062,587	16,456,755

Repayment of debentures		(2,000,000)	(1,000,000)	(2,000,000)	(1,000,000)
Repayment of borrowings		(16,166,938)	(15,910,127)	(15,910,100)	(15,301,290)
Cash paid for dividends, profits distribution and interest		(711,652)	(1,142,059)	(578,103)	(1,018,615)

Sub-total of cash outflows		(18,878,590)	(18,052,186)	(18,488,203)	(17,319,905)

Net cash outflow from financing activities		(1,272,703)	(1,138,260)	(1,425,616)	(863,150)

Effect of foreign exchange rate changes on cash and cash equivalents		(2,123)	(2,465)	(73)	(43)

Net (decrease)/increase in cash and cash equivalents	(2)	(1,485)	(452,587)	82,840	(269,871)
Add: cash and cash equivalents at the beginning of the year		894,650	1,347,237	551,693	821,564

Cash and cash equivalents at the end of the year		893,165	894,650	634,533	551,693

Supplemental information to the cash flow statements

(1)	Reconciliation of net profit to cash flows from operating activities:

	For the years ended 31 December
	Group		Company
	2007	2006	2007	2006
	RMB’000	RMB’000	RMB’000	RMB’000
Net profit	1,592,110	805,705	1,924,334	774,905
Add: Impairment losses on assets	236,633	59,500	233,873	46,387
Depreciation on investment property	14,879	12,678	14,921	14,921
Depreciation on fixed assets	1,714,195	1,832,662	1,470,652	1,525,684
Amortisation of intangible assets	20,470	37,986	12,905	30,450
Amortisation of goodwill	—	8,967	—	8,967
Disposal of fixed assets, intangible assets	44,045	(19,569)	33,978	2,343
Financial expenses	170,444	146,263	139,008	113,840
Investment income	(1,549,331)	(663,861)	(1,739,783)	(754,591)
Increase in deferred tax assets	(93,105)	(15,864)	(90,417)	(15,864)
Increase in deferred tax liabilities	13,516	4,307	11,271	4,307
Increase in inventories	(1,067,030)	(39,563)	(1,225,868)	(38,478)
Increase in operating receivables	(231,262)	(717,249)	(505,276)	(466,470)
Increase in operating payables	869,952	522,162	1,555,031	629,495
Minority interests	49,056	66,555	—	—

Net cash flows from operating activities	1,784,572	2,040,679	1,834,629	1,875,896

(2)	Net change in cash and cash equivalents:

	For the years ended 31 December
	Group		Company
	2007	2006	2007	2006
	RMB’000	RMB’000	RMB’000	RMB’000
Cash and cash equivalents balance at the end of the year	893,165	894,650	634,533	551,693
Less: cash and cash equivalents balance at the beginning of the year	894,650	1,347,237	551,693	821,564

Net (decrease)/increase in cash and cash equivalents	(1,485)	(452,587)	82,840	(269,871)

(3)	The analysis of cash and cash equivalents is as follows:

	As at 31 December
	Group		Company
	2007	2006	2007	2006
	RMB’000	RMB’000	RMB’000	RMB’000
(a) Cash and cash equivalents
- Cash on hand	79	114	37	57
- Demand deposits	877,704	852,301	620,242	510,968
- Others	15,382	42,235	14,254	40,668

(b) Cash and cash equivalents at the end of the year	893,165	894,650	634,533	551,693

Consolidated statement of changes in shareholder’s equity

(Expressed in thousands of renminbi yuan)

	For the years ended 31 December
	2007							2006
	Attributable to equity shareholders of the Company							Attributable to equity shareholders of the Company
	Share capital	Capital reserve	Surplus reserve	Retained earnings	Subtotal	Minority interests	Total	Share capital	Capital reserve	Surplus reserve	Retained earnings	Subtotal	Minority interests	Total
Balance at 31 December	7,200,000	2,945,607	4,610,707	4,516,774	19,273,088	336,013	19,609,101	7,200,000	2,856,278	4,537,022	4,573,608	19,166,908	347,453	19,514,361
Changes in accounting policies	—	(67,380)	(36,733)	200,744	96,631	—	96,631	—	—	(40,539)	135,696	95,157	—	95,157

Balance at 1 January	7,200,000	2,878,227	4,573,974	4,717,518	19,369,719	336,013	19,705,732	7,200,000	2,856,278	4,496,483	4,709,304	19,262,065	347,453	19,609,518
Changes in equity for the year
Net profit for the year	—	—	—	1,592,110	1,592,110	49,056	1,641,166	—	—	—	805,705	805,705	66,555	872,260
Gain and loss recognised directly in equity
- Net changes in fair value of available-for-sale financial assets,	—	325,615	—	—	325,615	—	325,615	—	21,949	—	—	21,949	—	21,949
Appropriation of profits
- Appropriation for surplus reserve	—	—	192,434	(192,434)	—	—	—	—	—	77,491	(77,491)	—	—	—
- Distribution to shareholders	—	—	—	(288,000)	(288,000)	(81,078)	(369,078)	—	—	—	(720,000)	(720,000)	(77,995)	(797,995)

Balance at 31 December	7,200,000	3,203,842	4,766,408	5,829,194	20,999,444	303,991	21,303,435	7,200,000	2,878,227	4,573,974	4,717,518	19,369,719	336,013	19,705,732

Statement of changes in shareholder’s equity

(Expressed in thousands of renminbi yuan)

	For the years ended 31 December
	2007					2006
	Share capital	Capital reserve	Surplus reserve	Retained earnings	Total	Share capital	Capital reserve	Surplus reserve	Retained earnings	Total
Balance at 31 December	7,200,000	2,945,607	4,610,707	4,516,774	19,273,088	7,200,000	2,856,278	4,537,022	4,573,608	19,166,908
Changes in accounting policies	—	(76,932)	(36,733)	(330,594)	(444,259)	—	—	(40,539)	(364,842)	(405,381)

Balance at 1 January	7,200,000	2,868,675	4,573,974	4,186,180	18,828,829	7,200,000	2,856,278	4,496,483	4,208,766	18,761,527
Changes in equity for the year
Net profit for the year	—	—	—	1,924,334	1,924,334	—	—	—	774,905	774,905
Gain and loss recognized directly in equity
- Net changes in fair value of available-for-sale financial assets	—	302,948	—	—	302,948	—	12,397	—	—	12,397
Appropriation of profits
- Appropriation for surplus reserve	—	—	192,434	(192,434)	—	—	—	77,491	(77,491)	—
- Distribution to shareholders	—	—	—	(288,000)	(288,000)	—	—	—	(720,000)	(720,000)

Balance at 31 December	7,200,000	3,171,623	4,766,408	5,630,080	20,768,111	7,200,000	2,868,675	4,573,974	4,186,180	18,828,829

9.3	Changes in accounting policies

(1)	Changes in accounting policies and the impact

The Group and the company adopted CAS (2006) on 1 January 2007. The significant accounting policies applicable to the Group under CAS (2006) are summarised in Note 3, to the Annual Financial statements prepared under China Accounting Standards for Business Enterprises.

The Group has issued H shares, and the financial statements in prior years were reported by using the applicable PRC accounting regulations and the International Financial Reporting Standards (IFRS). Pursuant to the requirements of the Q&A No.1 in China Accounting Standards Bulletin No.1 (CAS Bulletin 1) issued by the MOF in November 2007, the Group, at the date of first-time adoption, made retrospective adjustments based on the following principles.

Where the principles stipulated in CAS (2006) differ from those of the applicable PRC accounting regulations, and these principles in CAS (2006) are same as those adopted by the Group in preparing the financial statements in accordance with IFRS in prior years, the Group made retrospective adjustments to those items affected by the changes in accounting policies due to the first-time adoption of CAS (2006), based on the information used in preparing the financial statements in accordance with IFRS. In addition, the Group made retrospective adjustments to other items in accordance with the requirements of “CAS 38 — First-time Adoption of CAS” (CAS 38) and CAS Bulletin 1.

Pursuant to the transitional provisions of CAS (2006), the Group made retrospective adjustments to the items of the following (a),(b),(c),(e),(f) and (h). Other items were not adjusted retrospectively.

Upon the adoption of CAS (2006), the Group’s significant accounting policies changed as follows:

(a)	Business combinations

For one disposed enterprise obtained from business combinations involving enterprises not under common control, the shortfall of the cost of acquisition over the Company’s interest in the shareholder’s equity of the acquiree was recognised as negative goodwill, which was amortised to profit and loss on a straight line basis. As of 1 January 2007, the credit balance of the long-term equity investment difference recognised in the business combinations (if any) was derecognised and adjusted to retained earnings.

(b)	Investments in subsidiaries

In the Company’s separate financial statements, investments in subsidiaries were accounted for using the equity method before 1 January 2007. Such investments are now accounted for using the cost method.

On 1 January 2007, the Company made retrospective adjustments on such investments obtained before 1 January 2007 in accordance with the policies in its separate financial statements. The change in accounting policy did not cause any effect on the consolidated financial statement.

(c)	Contribution by fixed assets and sales of assets to a jointly controlled entity

Before 1 January 2007, the shortfall of the acquisition cost of the Group’s and the Company’s contribution of fixed assets to joint ventures over the Group’s and the Company’s interest in the shareholder’s equity of the acquiree was recognised in capital reserve; the excess of the transaction price of the Group’s and the Company’s sales of fixed assets to joint ventures over the carrying amount of the fixed assets was recognised in capital reserve.

As of 1 January 2007, the above profits and losses resulting from transactions between the Group and its jointly controlled enterprises are recognised in investment income after being eliminated for the part attributable to the Group calculated based on its share of the jointly controlled enterprises. This policy was changed retrospectively on 1 January 2007. The relevant 2006 comparative items have been adjusted accordingly.

(d)	Investment property

Properties held either to earn rental income or for capital appreciation, or for both were recognised as fixed assets before 1 January 2007. These properties are now accounted for as investment properties using the cost model. There is no effect on the opening retained earnings and prior years’ retained earnings of the Group and the Company.

(e)	Financial instruments

Before 1 January 2007, the measurement basis used in the preparation of the financial assets and liabilities is historical cost basis. Now according to Note 3(11) to the Annual Financial statements prepared under China Accounting Standards for Business Enterprises, categories of financial instruments are recorded with the basis of fair value, amortised cost or cost respectively.

On 1 January 2007, the Company and the Group made retrospective adjustments to accounting policies related to available-for-sale financial assets, for which are not quoted in an active market and their fair value cannot be reliably measured, they are recorded at cost on 1 January 2006.

For other financial assets and financial liabilities, the difference of carrying amount stated at the amortised cost and the original cost is not material, so retrospective adjustments are not made.

(f)	Capitalisation of general borrowing costs

Before 1 January 2007, borrowing costs on funds borrowed for general purposes and used for the acquisition or construction of fixed assets, and the unutilized borrowing costs on parts of the funds borrowed specifically for the acquisition or construction of fixed assets which have not been put into use (less any interest income earned from depositing the unutilized borrowed funds or any investment income on the temporary investment of those funds before being used on the asset) were recognised in profit or loss when incurred. As of 1 January 2007, such borrowing costs are now capitalised as part of the cost of assets, when certain conditions are satisfied. The Group and the Company have made retrospective adjustments based on this accounting policy.

(g)	Minority interests and minority shareholders

Before 1 January 2007, the minority interests are presented in the liabilities and equity separately. While in the consolidated income statement, minority shareholders are presented as an allocation of net profit.

In order to comply with ASBE (2006), the Group has changed its accounting treatment relating to the presentation of the minority interests and minority shareholders. Minority interests are presented in the consolidated balance sheet within equity separately, which cause the increase of equity, and minority shareholders are as a part of the net profit in the consolidated income statement.

(h)	Income tax

Due to retrospective adjustments made to above items (c),(e) to (f), the Group adjusted the deferred tax effect as at 1 January 2007.

(2)	Effects of the above changes in accounting policies on the Group and the Company’s net profits and shareholders’ equity for 2006 and prior years are summarised as follows:

		Group
		2006	2006	2006
	Notes	Net profit RMB’000	Closing balance of shareholders’ equity RMB’000	Opening balance of shareholders’ equity RMB’000
Net profit and shareholders’ equity before adjustments		736,851	19,273,088	19,166,908

Long-term equity investment differences	9.3 (1)(a)	(1,700)	—	1,700
Available-for-sale financial assets measured at fair value with changes recorded in shareholders’ equity	9.3 (1)(e)	—	25,822	—
Income tax	9.3 (1)(h)	(12,452)	(17,053)	(16,492)
Minority interests	9.3 (1)(g)	66,555	336,013	347,453
Capitalisation of general borrowing costs	9.3 (1)(f)	28,708	138,657	109,949
Contribution and sales of fixed assets to a jointly controlled entity	9.3 (1)(c)	54,298	(50,795)	—

Total		135,409	432,644	442,610

Net profit and shareholder’s equity after adjustments		872,260	19,705,732	19,609,518

		Company
		2006	2006	2006
	Notes	Net profit RMB’000	Closing balance of shareholders’ equity RMB’000	Opening balance of shareholders’ equity RMB’000
Net profit and shareholders’ equity before adjustments		736,851	19,273,088	19,166,908

Investments in subsidiaries	9.3 (1)(b)	(30,800)	(531,338)	(500,538)
Long-term equity investments differeces	9.3 (1)(a)	(1,700)	—	1,700
Available-for-sale financial assets measured at fair value with changes recorded in shareholders’ equity	9.3 (1)(e)	—	14,585	—
Income tax	9.3 (1)(h)	(12,452)	(15,368)	(16,492)
Capitalisation of general borrowing costs	9.3 (1)(f)	28,708	138,657	109,949
Contribution and sales of fixed assets to a jointly controlled entity	9.3 (1)(c)	54,298	(50,795)	—

Total		38,054	(444,259)	(405,381)

Net profit and shareholder’s equity after adjustments		774,905	18,828,829	18,761,527

According to Note 9.3 (l) and the requirements of “ASBE 38-Fist Adoption of ASBE (2006)”, the Group and the Company made retrospective adjustments and reclassifications to the items in balance sheet and income statement.

Assets and liabilities items affected by retrospective adjustments and reclassifications above in the balance sheet as at 31 December 2006

	Group
	Before adjustment RMB’000	Adjustment RMB’000	After adjustment RMB’000
Other receivables	236,227	(1,903)	234,324
Available-for-sale financial assets	—	105,185	105,185
Investment property	—	501,904	501,904
Long-term equity investments	3,341,699	121,745	3,463,444
Fixed assets	14,612,794	(1,005,870)	13,606,924
Construction in progress	1,972,893	36,904	2,009,797
Intangible assets	—	605,719	605,719
Deferred tax assets	28,483	7,619	36,102
Accrued payroll	(11,056)	11,056	—
Staff welfare payable	(73,801)	73,801	—
Employ benefits payable	—	(89,458)	(89,458)
Other payables	(399,495)	2,113	(397,382)
Other creditors	(11,597)	11,597	—
Other non-current liabilities	(1,350)	(250,000)	(251,350)
Taxes payable	(260,389)	(9,109)	(269,498)
Deferred tax liabilities	—	(24,672)	(24,672)

Total	19,434,408	96,631	19,531,039

	Company
	Before adjustment RMB’000	Adjustment RMB’000	After adjustment RMB’000
Available-for-sale financial assets	—	81,994	81,994
Investment property	—	584,247	584,247
Long-term equity investments	5,316,897	(399,542)	4,917,355
Fixed assets	12,821,170	(978,654)	11,842,516
Construction in progress	1,969,152	36,904	2,006,056
Intangible assets	—	496,160	496,160
Deferred tax assets	28,483	7,619	36,102
Accrued payroll	(5,113)	5,113	—
Staff welfare payable	(34,687)	34,687	—
Employee benefits payable	—	(39,800)	(39,800)
Other creditors	(8,945)	8,945	—
Other non-current liabilities	(1,350)	(250,000)	(251,350)
Taxes payable	(262,437)	(8,945)	(271,382)
Deferred tax liabilities	—	(22,987)	(22,987)

Total	19,823,170	(444,259)	19,378,911

Income and Expense items of the 2006 Income Statement Affected by the Aforementioned Retrospective Adjustments and Reclassifications

	Group			Company
	Before adjustment RMB’000	Adjustment RMB’000	After adjustment RMB’000	Before adjustment RMB’000	Adjustment RMB’000	After adjustment RMB’000
Sales from principal activities	(50,479,436)	50,479,436	—	(44,771,107)	44,771,107	—
Other operating income	(999,419)	999,419	—	(487,356)	487,356	—
Costs of sales	47,922,431	(47,922,431)	—	42,796,172	(42,796,172)	—
Other operating expense	801,659	(801,659)	—	332,183	(332,183)	—
Operating income	—	(51,478,855)	(51,478,855)	—	(45,258,463)	(45,258,463)
Operating costs	—	47,940,228	47,940,228	—	42,378,529	42,378,529
Administrative expense	1,260,324	866,161	2,126,485	1,033,236	795,018	1,828,254
Financial expense	202,293	(36,904)	165,389	165,387	(36,904)	128,483
Subsidy income	(282,142)	282,142	—	(282,142)	282,142	—
Impairment losses of assets	—	59,500	59,500	—	46,387	46,387
Investment income	(673,809)	9,948	(663,861)	(795,339)	40,748	(754,591)
Non-operating income	(69,958)	(344,688)	(414,646)	(8,323)	(344,688)	(353,011)
Non-operating expense	271,036	(133,603)	137,433	202,045	(83,383)	118,662
Income tax	40,263	12,452	52,715	(10,659)	12,452	1,793

Total	(2,006,758)	(68,854)	(2,075,612)	(1,825,903)	(38,054)	(1,863,957)

9.4	During the Reporting Period, no corrections on accounting errors were made.

9.5	During the Reporting Period, there were no substantial charges to the scope of consolidation for the Company’s financial statements.

9.6	Financial statements (Prepared under International Financial Reporting Standards)

Consolidated income statement

		For the years ended 31 December
	Note	2007 RMB’000	2006 RMB’000
Turnover		55,328,384	50,599,485
Sales taxes and surcharges		(1,073,695)	(681,362)

Net sales		54,254,689	49,918,123
Other income	1	93,900	282,142
Cost of sales		(52,646,516)	(49,182,232)

Gross profit		1,702,073	1,018,033
Selling and administrative expenses		(504,712)	(521,990)
Other operating income		216,553	297,394
Other operating expenses
Employee reduction expenses		(208,013)	(83,603)
Others		(313,245)	(156,927)

Total other operating expenses		(521,258)	(240,530)
Profit from operations		892,656	552,907
Financial income		82,280	137,997
Financial expenses		(260,206)	(303,386)

Net financing costs		(177,926)	(165,389)
Investment income		770,725	—
Share of profits of associates and jointly controlled entities		665,897	576,682
Profit before taxation	2	2,151,352	964,200
Taxation	3	(468,216)	(53,238)

Profit after taxation		1,683,136	910,962

Attributable to:
Equity shareholders of the Company			1,634,080		844,407
Minority interests			49,056		66,555

Profit after taxation			1,683,136		910,962

Basic earnings per share	4	RMB	0.23	RMB	0.12

Dividends attributable to the year	5		648,000		288,000

Consolidated balance sheet

		As at 31 December
	Note	2007 RMB’000	2006 RMB’000
Non-current assets
Property, plant and equipment		14,977,237	13,359,862
Investment property		512,793	501,904
Construction in progress		962,313	2,008,447
Interest in associates and jointly controlled entities		3,068,135	2,787,795
Other investments		714,427	528,931
Lease prepayments and other assets		649,337	603,290
Goodwill		22,415	22,415
Deferred tax assets		9,629	30,310

Total non-current assets		20,916,286	19,842,954

Current assets
Inventories		5,197,849	4,163,256
Trade debtors	6	212,257	358,690
Bills receivable	6	1,757,131	1,212,110
Deposits, other debtors and prepayments		262,918	239,114
Amounts due from related parties	6	515,222	695,286
Income tax recoverable		98,222	—
Cash and cash equivalents		893,165	894,650

Total current assets		8,936,764	7,563,106

Current liabilities
Loans and borrowings	7	4,091,969	4,270,337
Trade creditors	8	1,504,454	1,385,577
Bills payable	8	300,575	7,026
Other creditors		1,442,284	732,951

Amounts due to related parties	8	904,870	599,773
Income tax payable		17,580	34,386

Total current liabilities		8,261,732	7,030,050

Net current assets		675,032	533,056

Total assets less current liabilities carried forward		21,591,318	20,376,010

Non-current liabilities
Loans and borrowings		639,289	1,063,654

Total non-current liabilities		639,289	1,063,654

Net assets		20,952,029	19,312,356

Shareholders’ equity
Share capital		7,200,000	7,200,000
Reserves		13,448,038	11,776,343

Total equity attributable to equity shareholders of the Company		20,648,038	18,976,343
Minority interests		303,991	336,013

Total equity		20,952,029	19,312,356

Notes to the financial statements:

1	Other income

During the year ended 31 December 2007, the Group recognised a grant income of RMB 93,900,000 (2006: RMB 282,141,800). These grants were for compensation of losses incurred due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices, and the measures taken by the Group to stabilize the supply in the PRC refined petroleum product market during the respective year. There are no unfilled conditions and other contingencies attached to the receipts of these grants. There is no assurance that the Group will continue to receive such grant in the future.

2.	Profit before taxation

Profit before taxation is arrived at after charging:

	For the years ended 31 December
	2007 RMB’000	2006 RMB’000
Cost of inventories sold#	52,619,391	49,182,232
Depreciation for property, plant and equipment#	1,687,435	1,810,990
Depreciation for investment property#	14,879	12,678
Amortisation of lease prepayments and other assets#	16,972	29,400
Repairs and maintenance expenses#	1,023,794	874,461
Research and development costs#	53,548	51,610
Employee’s pension costs#
- Municipal retirement scheme costs	197,191	207,071
- Supplementary retirement scheme costs	55,048	61,692
Staff costs#	1,209,035	1,210,266
Rental income from investment property	40,021	42,643
Impairment losses
- Trade and other receivables	3,901	18,215
- Property, plant and equipment	200,295	50,000
Share of profits of associates	645,178	572,655
Share of profits of jointly controlled entities	20,719	4,027
Auditors’ remuneration - audit services	8,727	7,721

#

Cost of inventories sold includes RMB 4,246,822,000 (2006: RMB 4,248,968,000) relating to staff costs, depreciation and amortisation, repairs and maintenance expenses, research and development costs and pension costs, which amount is also included in the respective total amounts disclosed separately above for each of these types of expenses.

The consolidated profit attributable to equity shareholders of the Company includes a profit of RMB 848,356,000 (2006: RMB 148,083,000) which has been dealt with in the financial statements of the Company.

3	Taxation

(a)	Taxation in the consolidated income statement represents:

	For the years ended 31 December
	2007 RMB’000	2006 RMB’000
Current tax
- Provision for income tax for the year	557,078	71,183
- Under / (over)-provision in respect of prior years	2,439	(6,911)
Deferred taxation	(91,301)	(11,034)

	468,216	53,238

A reconciliation of income tax calculated at the applicable tax rate with income tax expense is as follows:

	For the years ended 31 December
	2007 RMB’000	2006 RMB’000
Profit from ordinary activities before taxation	2,151,352	964,200

Expected PRC income tax expense at a statutory tax rate of 33% (2006: 15%)	709,946	144,630
Tax effect of non-deductible expenses	47,056	7,361
Tax effect of non-taxable income	(32,201)	(5,414)
Under / (over)-provision in prior years	2,439	(6,911)
Effect of change in tax rate on deferred tax	(23,083)	—
Tax effect of share of profits recognised under the equity method	(219,746)	(86,503)
Tax effect of unused tax losses not recognised for deferred tax	22,621	9,688
Tax effect of differential tax rate on subsidiaries’ income	(38,816)	(9,613)

Actual tax expense	468,216	53,238

The State Administration of Taxation (“SAT”) issued a tax circular “Enterprise Income Tax Issues relating to Nine Companies Listed Overseas” (“Circular No. 664”) in June 2007 which requested the relevant local tax authorities to rectify, immediately, the expired concessionary tax policy for the nine listed companies authorised by the State Council to issue shares in Hong Kong in 1993 which, at the time of writing, was still being applied. The notice stated that the difference in enterprise income tax (“EIT”) arising from the expired preferential rate and the applicable rate should be settled according to the provisions of “Law on the Administration of Tax Collection”.

The Company is one of the nine listed companies mentioned above and applied the preferential EIT rate of 15% in prior years. The Company communicated with the relevant tax authority to assess the situation and was informed that the EIT rate for the Company would be adjusted from the original 15% to 33% from 2007. The Company has not been requested to pay additional EIT in respect of any prior year.

In response to the SAT notice and communication with the relevant tax authority, the charge for PRC income tax for the year is calculated at the rate of 33% (2006: 15%) on the estimated assessable income of the period determined in accordance with relevant income tax rules and regulations. The directors of the Company consider that it is uncertain whether the relevant tax authorities will retrospectively claim additional EIT from the Company and that it is not possible to reliably estimate the eventual outcome of this matter. Consequently, no provision has been made in these financial statements in respect of the EIT differences arising from prior years.

The Company did not carry out business overseas and therefore does not incur overseas income taxes.

Pursuant to the PRC enterprise income tax law passed by the Tenth National People’s Congress on 16 March 2007, the new enterprise income tax rates for domestic and foreign enterprises are unified at 25 per cent. and will be effective from 1 January 2008.

As the EIT rate applicable to the Company will be changed from 33% in 2007 to 25% in 2008, deferred tax recognised as at 31 December 2007 is based on the 25% tax rate that is expected to apply to the period when the asset is realised or the liability is settled (2006: 15%).

(b)	Deferred taxation:

(i)	Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the tables below:

	As at 31 December
	Assets		Liabilities		Net balance
	2007 RMB’000	2006 RMB’000	2007 RMB’000	2006 RMB’000	2007 RMB’000	2006 RMB’000
Current
Provisions	40,075	12,141	—	—	40,075	12,141

Non-current
Provision for impairment losses	77,310	16,342	—	—	77,310	16,342
Land use rights	30,592	18,880	—	—	30,592	18,880
Capitalisation of borrowing costs	—	—	(32,070)	(20,799)	(32,070)	(20,799)
Fair value of available-for-sale securities	—	—	(115,855)	(3,873)	(115,855)	(3,873)
Others	11,822	7,619	(2,245)	—	9,577	7,619

Deferred tax assets/ (liabilities)	159,799	54,982	(150,170)	(24,672)	9,629	30,310

As at 31 December 2007, a subsidiary of the Company provided valuation allowance against tax value of losses carried forward for PRC income tax purpose. The total deductible losses available to offset their future PRC taxation income are RMB 112,444,000, if any. The deductible losses carried forward of RMB 14,539,000, RMB 29,357,000 and RMB 68,548,000 will expire in 2010, 2011 and 2012, respectively.

(ii)	Movements in deferred tax assets and liabilities are as follows:

	Balance at 1 January 2006 RMB’000	Recognised in income statement RMB’000	Recognised in reserve RMB’000	Balance at 31 December 2006 RMB’000
Current
Provisions	11,396	745	—	12,141
Non-current
Provision for impairment losses	8,842	7,500	—	16,342
Land use rights	19,403	(523)	—	18,880
Capitalisation of borrowing costs	(16,492)	(4,307)	—	(20,799)
Fair value of available-for-sale securities	—	—	(3,873)	(3,873)
Others	—	7,619	—	7,619

Net deferred tax assets	23,149	11,034	(3,873)	30,310

	Balance at 1 January 2007 RMB’000	Recognised in income statement RMB’000	Recognised in reserve RMB’000	Balance at 31 December 2007 RMB’000
Current
Provisions	12,141	27,934	—	40,075
Non-current
Provision for impairment losses	16,342	60,968	—	77,310
Land use rights	18,880	11,712	—	30,592
Capitalisation of borrowing costs	(20,799)	(11,271)	—	(32,070)
Fair value of available-for-sale securities	(3,873)	—	(111,982)	(115,855)
Others	7,619	1,958	—	9,577

Net deferred tax assets	30,310	91,301	(111,982)	9,629

4	Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to equity shareholders of the Company of RMB 1,634,080,000 (2006: RMB 844,407,000) and 7,200,000,000 (2006: 7,200,000,000) shares in issue during the year.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for either year.

5	Dividends

(a)	Dividends attributable to the year

	2007 RMB’000	2006 RMB’000
Final dividend proposed after the balance sheet date of RMB 0.09 per share (2006: RMB 0.04 per share)	648,000	288,000

Pursuant to a resolution passed at the directors’ meeting on 7 April 2008, a final dividend of RMB 0.09 per share totalling RMB 648,000,000 (2006: RMB 0.04 per share totalling RMB 288,000,000) was proposed for shareholders’ approval at the Annual General Meeting. The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b)	Dividends attributable to the previous financial year, approved and paid during the year

	2007 RMB’000	2006 RMB’000
Final dividend in respect of the previous financial year, approved and paid during the year, of RMB 0.04 per share (2006: RMB 0.10 per share)	288,000	720,000

6	Trade accounts receivable

	2007 RMB’000	2006 RMB’000
Trade debtors	236,848	389,601
Less: Impairment losses for bad and doubtful debts	(24,591)	(30,911)

	212,257	358,690

Bills receivable	1,757,131	1,212,110
Amounts due from related parties	515,222	695,286

	2,484,610	2,266,086

The aging analysis of trade accounts receivable (net of impairment losses for bad and doubtful debts) is as follows:

	2007 RMB’000	2006 RMB’000
Invoice date:
Within one year	2,483,551	2,255,783
Between one and two years	1,059	10,303

	2,484,610	2,266,086

Sales are generally on a cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

7	Loans and borrowings

Loans and borrowings are repayable as follows:

	2007 RMB’000	2006 RMB’000
Long term bank loans
- Between two and five years	29,360	504,834
- Between one and two years	489,929	558,820

	519,289	1,063,654
Long term loans from related parties
- Between two and five years	100,000	—
- Between one and two years	20,000	—

	120,000	—
	639,289	1,063,654

Loans due within one year
- Current portion of long term bank loans	419,027	416,645
- Short term bank loans	2,317,642	1,853,692
- Corporate bonds	—	2,000,000
- Loans from related parties	1,355,300	—

	4,091,969	4,270,337
	4,731,258	5,333,991

At 31 December 2007 and 2006, no loans and borrowings were secured by the way of pledge of property, plant and equipment.

Included in loans and borrowings are the following amounts denominated in currencies other than the functional currency of the entity to which they relate:

	2007 ‘000		2006 ‘000
United States Dollars	USD	86,556	USD	261,901

8	Trade accounts payable

	2007 RMB’000	2006 RMB’000
Trade creditors	1,504,454	1,385,577
Bills payable	300,575	7,026
Amounts due to related parties	904,870	599,773

	2,709,899	1,992,376

The maturity analysis of trade accounts payable is as follows:

	2007 RMB’000	2006 RMB’000
Due within 1 month or on demand	2,439,156	1,677,458
Due after 1 month and within 3 months	270,743	314,918

	2,709,899	1,992,376

9	Change in Shareholders’ Equity

For the year ended 31 December 2007, the balance of total equity of the Group increased from RMB19,312,356,000 at the beginning of the year to RMB20,952,029,000 at the year end. In particular, the balance of share capital and share premium amounted to RMB7,200,000,000 and RMB2,420,841,000 respectively, which remains unchanged as compared to the beginning of the year; the increase in the statutory surplus reserve from RMB3,248,104,000 at the beginning of the year to RMB3,485,894,000 at the year end was due to the transfer of RMB192,434,000 from profit attributable to shareholders in 2007; general surplus reserve amounted to RMB82,089,000 has been transferred to statutory surplus reserve at 31 December 2007 and the reduction in the statutory surplus reserve by an adjustment of RMB36,733,000; discretionary surplus reserve was RMB1,280,514,000, which remained unchanged as compared to the beginning of the year; the balance of capital reserve fund amounted to RMB4,180,000, which remained unchanged as compared to the beginning of the year;

the balance of excess over share capital amounted to RMB148,604,000 (debit side), which remained unchanged as compared to the beginning of the year; the increase in the fair value reserve from RMB 21,949,000 at the beginning of the year to RMB347,564,000 at the year end was due to the change in the fair value of available-for-sale securities, net of deferred tax, at the balance sheet date.

10	Segment reporting

Reportable information on the Group’s operating segments is as follows:

Turnover and other income

	2007 RMB’000	2006 RMB’000
Manufactured products
Synthetic fibres
- external sales	4,342,215	4,727,261
- intersegment sales	85	71

Total	4,342,300	4,727,332

Resins and plastics
- external sales	15,927,089	15,800,015
- intersegment sales	75,183	63,767

Total	16,002,272	15,863,782

Intermediate petrochemicals
- external sales (note a)	9,406,507	6,800,577
- intersegment sales	16,966,433	14,536,675

Total	26,372,940	21,337,252

Petroleum products
- external sales (note a)	21,997,362	19,977,755
- intersegment sales	1,336,695	1,187,744
- other income	93,900	282,142

Total	23,427,957	21,447,641

All others
- external sales	3,655,211	3,293,877
- intersegment sales	3,402,717	3,582,206

Total	7,057,928	6,876,083

Eliminations of intersegment sales	(21,781,113)	(19,370,463)

Turnover and other income	55,422,284	50,881,627

Note (a): External sales include sales to Sinopec Corp Group companies as follows:

	2007 RMB’000	2006 RMB’000
Sales to Sinopec Corp Group companies
Intermediate petrochemicals	2,968,753	2,335,250
Petroleum products	17,884,389	15,842,808

Total	20,853,142	18,178,058

Profit before taxation

	2007 RMB’000	2006 RMB’000
Profit from operations
Synthetic fibres	(82,083)	196,255
Resins and plastics	656,475	1,162,103
Intermediate petrochemicals	813,762	680,425
Petroleum products	(644,234)	(1,697,730)
All others	148,736	211,854

Consolidated profit from operations	892,656	552,907
Net financing costs	(177,926)	(165,389)
Investment income	770,725	—
Share of profits of associates and jointly controlled entities	665,897	576,682

Profit before taxation	2,151,352	964,200

11	Non-adjusting post balance sheet events

In March 2008, the Group received a grant income of RMB 247,280,000 as a compensation of losses incurred due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices, and the measures taken by the Group to stabilize the supply in the PRC refined petroleum product market during the first quarter of 2008.

9.7	Differences between financial statements prepared under the China Accounting Standards for Business Enterprises and International Financial Reporting Standards (“IFRS”)

The Company also prepares a set of financial statements which complies with the China Accounting Standards for Business Enterprises. A reconciliation of the Group’s net profit and shareholders’ equity prepared under the China Accounting Standards for Business Enterprises and IFRS is presented below.

Other than the differences in the classification of certain financial statements assertions and the accounting treatment of the items described below, there are no material differences between the Group’s financial statements prepared in accordance with the China Accounting Standards for Business Enterprises and IFRS. The major differences are:

Notes:

(i)	Government grants

Under the China Accounting Standards for Business Enterprises, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserves.

Under IFRS, such grants are offset against the cost of asset to which the grants related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(ii)	Revaluation of land use rights

Under IFRS, land use rights are carried at historical cost less accumulated amortisation. Under the China Accounting Standards for Business Enterprises, land use rights are carried at revalued amount less accumulated amortisation.

(iii)	Goodwill

Under the China Accounting Standards for Business Enterprises, the Group no longer amortises positive goodwill effective 1 January 2007. From 1 January 2007, goodwill is tested annually for impairment.

Under IFRS, with reference to IFRS 3, “Business combinations”, the Group no longer amortises goodwill effective 1 January 2005. From 1 January 2005, goodwill is tested annually for impairment.

As a result, there are no differences in respect of goodwill amortisation between the China Accounting Standards for Business Enterprises and IFRS effective 1 January 2007. The difference in the shareholders’ equity represents the two years of amortisation of positive goodwill during the period from 1 January 2005 to 31 December 2006 under previous China Accounting Rules and Regulations.

(iv)	Change in tax rate on deferred tax

As the EIT rate applicable to the Company will be changed from 33% in 2007 to 25% in 2008, deferred tax recognised as at 31 December 2007 is based on the 25% tax rate that is expected to apply to the period when the asset is realised or the liability is settled (2006: 15%). The amount represents the effects of change in tax rate on deferred tax assets.

The effect on the Group’s net profit of significant differences between the China Accounting Standards for Business Enterprises and IFRS are summarised below:

		Years ended 31 December
	Note	2007	2006
		RMB’000	RMB’000 (restated) #
Profit attributable to equity shareholders of the Company under the China Accounting Standards for Business Enterprises		1,592,110	805,705
Adjustments:
Reduced depreciation on government grants	(i)	26,760	26,760
Amortisation of revaluation of land use rights	(ii)	3,498	3,498
Goodwill	(iii)	—	8,967
Effects of the above adjustments on taxation		(1,154)	(523)

Effects of change in tax rate on deferred tax	(iv)	12,866	—

Profit attributable to equity shareholders of the Company under IFRS		1,634,080	844,407

The effect on the Group’s shareholders’ equity of significant differences between the China Accounting Standards for Business Enterprises and IFRS are summarised below:

		As at 31 December
	Note	2007	2006
		RMB’000	RMB’000 (restated) #
Total equity attributable to equity shareholders of the Company under the China Accounting Standards for Business Enterprises		20,999,444	19,369,719
Adjustments:
Government grants	(i)	(237,159)	(263,919)
Revaluation of land use rights	(ii)	(167,254)	(170,752)
Goodwill	(iii)	22,415	22,415
Effects of the above adjustments on taxation		30,592	18,880

Total equity attributable to equity shareholders of the Company under IFRS		20,648,038	18,976,343

#	Commencing from 1 January 2007, the Group has adopted the China Accounting Standards for Business Enterprises issued by the Ministry of Finance of the China (the “MOF”) on 15 February 2006, certain China accounting policies have been changed and applied retrospectively. The net profits and equity as determined in accordance with the China Accounting Rules and Regulations for prior periods have been restated. As a result, the comparative figures have been adjusted accordingly.

By order of the Board
Rong Guangdao
Chairman

Shanghai, the PRC, 7 April 2008

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.